8/13

07026038

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Moneysupermarket.com Group Plc

*CURRENT ADDRESS Moneysupermarket House
Saint David's Park
Ewloe, Chester CH5 3UZ
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 2 1 2007
THOMSON
FINANCIAL

FILE NO. 82- 35105 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: GBS

DAT : 8/16/07

This document, which comprises a pricing statement relating to the Global Offer of Shares described in the price range prospectus published by Moneysupermarket.com Group PLC (the "**Company**" or "**Moneysupermarket.com**") on 11 July 2007 (the "Prospectus"), has been prepared in accordance with the Prospectus Rules and has been prepared in connection with the Global Offer and Admission.

This document must be read in conjunction with the Prospectus. Capitalised terms used and not defined in this document have the same meaning as ascribed to them in the Prospectus. See Part 14: Definitions of the Prospectus.

This document does not constitute an offer of, or the solicitation of an offer to buy or subscribe for, Shares to any person in any jurisdiction to whom or in which jurisdiction such offer or solicitation is unlawful and, in particular, is not for distribution in Australia, Canada or Japan. The offer and sale of the Shares has not been and will not be registered under the United States Securities Act of 1933, as amended (the "**Securities Act**"), or qualified for sale under the laws of any state of the United States or under any applicable securities laws of Australia, Canada or Japan. Subject to certain exceptions, the Shares may not be offered, sold or delivered within Australia, Canada, Japan or the United States or to, or for the benefit of any national, resident or citizen of Australia, Canada, Japan or the United States. Credit Suisse Securities (Europe) Limited, Lehman Brothers International (Europe) and UBS Limited may arrange for the offer and sale of Shares in the United States under the Institutional Offer only to persons reasonably believed to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act ("**Rule 144A**")) and in reliance on Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Shares offered and being sold outside the United States are being offered and sold in reliance on Regulation S under the Securities Act.

MONEYSUPERMARKET.COM GROUP PLC

(incorporated and registered in England and Wales under the Companies Act 1985
with registered no. 6160943)

Pricing Statement

Global Offer of 215,157,000 Shares of 0.02p each at an Offer Price of 170p per Share and admission to listing on the Official List and to trading on the London Stock Exchange

Sole Sponsor, Global Co-ordinator and Bookrunner

Credit Suisse

Co-Lead Managers

Lehman Brothers **UBS Investment Bank**

Credit Suisse Securities (Europe) Limited (the "**Global Co-ordinator**"), Lehman Brothers International (Europe) and UBS Limited, each of which is authorised and regulated in the United Kingdom by the FSA, are acting for the Company and no one else in connection with the Global Offer and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients, nor for providing advice in relation to the Global Offer, the contents of this document, or any transaction or arrangement referred to herein.

The distribution of this document and the issue and sale of the Shares in certain jurisdictions may be restricted by law. No action has been or will be taken by the Company, the Directors, the Selling Shareholders, or the Global Co-ordinator to permit a public offering of the Shares or to permit the possession or distribution of this document (or any other offering or publicity materials or application form(s) relating to the Shares) in any jurisdiction where action for that purpose may be required, other than in the United Kingdom. Accordingly, neither this document nor any advertisement nor any other offering or publicity materials may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities law of any such jurisdictions. The Global Offer and the distribution of this document are subject to the restrictions set out in paragraph 10 of Part 11: Details of the Global Offer of the Prospectus.

Investors should rely only on the information contained in the Prospectus and this document. No person has been authorised to give any information or make any representations other than those contained in the Prospectus and this document and, if given or made, such information or representations must not be relied upon as having been authorised by Moneysupermarket.com, the Directors, the Selling Shareholders, Credit Suisse Securities (Europe) Limited, Lehman Brothers International (Europe) or UBS Limited. The contents of the Group's websites do not form part of the Prospectus or this document.

The contents of this document is not to be construed as legal, financial, business or tax advice. Each prospective investor should consult its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice.

Neither the United States Securities and Exchange Commission nor any state securities commission or any other regulatory authority in the United States has approved or disapproved of the Shares or passed on or endorsed the merits of the of the Global Offer or the accuracy or adequacy of the information contained in the Prospectus or this document. Any representation to the contrary is a criminal offence in the United States.

This document is being furnished by the Company in connection with an offering exempt from the registration requirements of the Securities Act solely for the purpose of enabling a prospective investor to consider the subscription for or acquisition of the Shares described herein. The information contained in this document has been provided by Moneysupermarket.com. This document is being furnished on a confidential basis to persons in the United States. Any reproduction or distribution of this document, in whole or in part, in the United States and any disclosure of its contents or use of any information herein in the United States for any purpose, other than considering an investment by the recipient in the Shares offered hereby is prohibited. Each potential investor in the Shares, by accepting delivery of this document, agrees to the foregoing.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Global Offer Statistics

Offer Price (per Share)	170p
Number of Shares being offered in the Global Offer[1]	215,157,000
Number of New Shares being offered in the Global Offer	105,882,000
Number of Existing Shares being offered in the Global Offer[1]	109,275,000
Number of Existing Shares subject to the Over-allotment Option[2]	32,273,000
Percentage of enlarged issued share capital being offered in the Global Offer[1]	43.4%
Number of Shares in issue following the Global Offer	495,857,882
Market capitalisation of Moneysupermarket.com at the Offer Price[3]	£843 million
Expected net proceeds receivable by the Company in the Global Offer[4]	£170 million
Expected net proceeds receivable by the Selling Shareholders in the Global Offer[1][5]	£179 million

(1) Assuming no exercise of the Over-allotment Option.

(2) The number of Existing Shares subject to the Over-allotment Option is, in aggregate, equal to 15 per cent. of the number of Shares comprised in the Global Offer (excluding the Existing Shares subject to the Over-allotment Option).

(3) The market capitalisation of the Company at any given time will depend on the market price of the Shares at that given time. There can be no assurance that the market price of the Shares will equal or exceed the Offer Price (and consequently no assurance that the market capitalisation of the Company at any given time will equal or exceed this figure).

(4) The net proceeds receivable by the Company are stated after deduction of underwriting commissions and other fees and expenses of the Global Offer payable by the Company, expected to be approximately £10 million. The Company will not receive any of the net proceeds from the sale of the Existing Shares in the Global Offer or the sale of Existing Shares pursuant to the Over-allotment Option.

(5) The net proceeds receivable by the Selling Shareholders are stated after deduction of underwriting commissions and other fees and expenses of the Global Offer payable by the Selling Shareholders, expected to be approximately £7 million.

Share Capital Information (immediately following Admission)

Authorised			*Issued and fully paid*	
Number	*Amount (£)*	*Nominal Value*	*Number*	*Amount (£)*
1,154,705,882 Shares	£230,941.18	0.02p each	495,857,882 Shares	£99,171.58
95,294,118 deferred shares	£19,058.82	0.02p each	95,294,118 deferred shares	£19,058.82
	£250,000.00			£118,230.40

Shares held by Simon Nixon[1]

Number of Shares	271,905,882
Percentage of enlarged issued ordinary share capital	54.8%

(1) Immediately following Admission, assuming no exercise of the Over-allotment Option. Assuming full exercise of the Over-allotment Option, immediately following Admission, Simon Nixon will hold 239,632,882 Shares or 48.3% of the enlarged issued ordinary share capital. In addition to his holding of Shares, immediately following Admission, Simon Nixon will hold 95,294,118 deferred shares.

Documents available for inspection

In addition to those documents set out in paragraph 23 of Part 13: Additional Information of the Prospectus, copies of this document are available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to Admission at the offices of Herbert Smith LLP at Exchange House, Primrose Street, London EC2A 2HS.

Copies of the Prospectus and this document are also available at the Company's registered office at Moneysupermarket House, Saint David's Park, Ewloe, Chester CH5 3UZ or on the Company's website at *www.moneysupermarket.com/shareoffer*.

Dated: 26 July 2007

Not for release, distribution or publication directly or indirectly into the United States, Australia, Canada or Japan.

This announcement is an advertisement and not a prospectus or a pricing statement and investors should not subscribe for or purchase any ordinary shares ("Ordinary Shares") referred to in this announcement except on the basis of information in the price range prospectus published by Moneysupermarket.com Group PLC ("moneysupermarket.com" or the "Company", together with its subsidiaries, the "Group") on 11 July 2007 (the "Prospectus") and the pricing statement expected to be issued by the Company today (the "Pricing Statement") in connection with the admission of its Ordinary Shares to the Official List of the Financial Services Authority (the "FSA") and to trading on London Stock Exchange plc's main market for listed securities. Copies of the Prospectus are, and the Pricing Statement will be, available from the Company's registered office at Moneysupermarket.com House, Saint David's Park, Ewloe, Chester CH5 3UZ and on the Company's website at www.moneysupermarket.com/shareoffer.

26 July 2007

MONEYSUPERMARKET.COM GROUP PLC ANNOUNCES IPO OFFER PRICE OF 170p PER ORDINARY SHARE

moneysupermarket.com is pleased to announce that the offer price for its initial public offering of Ordinary Shares to institutional investors in the United Kingdom and elsewhere, to retail investors in the United Kingdom, Channel Islands and the Isle of Man and to eligible employees of the Company (the "**Global Offer**") has been set at 170p per Ordinary Share (the "**Offer Price**"). The Pricing Statement is expected to be issued by the Company later today.

The Global Offer comprises 105,882,000 new Ordinary Shares and 109,275,000 existing Ordinary Shares (excluding any exercise of the over-allotment option), which represents in aggregate approximately 43.4 per cent. of the Company's enlarged ordinary share capital, and a total offer size of approximately £366 million. Based on the Offer Price, the Company is valued at £843 million.

The Company will receive net proceeds from the sale of new Ordinary Shares of approximately £170 million, which will be used to repay existing debt facilities and to fund the Company's expected growth.

Pursuant to the over-allotment arrangements, Credit Suisse, as stabilising manager, may require Simon Nixon to sell additional existing Ordinary Shares representing up to 15 per cent. of the Global Offer at the Offer Price to cover over-allotments, if any, which may be made in connection with the Global Offer and/or to cover short positions resulting from stabilisation transactions.

Simon Nixon and certain senior managers will own a majority of the Ordinary Shares post IPO and have agreed to lock-up arrangements that expire three years after Admission (with a staggered release after the first year of that period). The lock-ups are subject to certain exceptions.

Conditional dealings are expected to commence on the London Stock Exchange today at 8.00 am under the ticker symbol MONY. It is expected that Admission will become effective and that dealings will commence on an unconditional basis on the London Stock Exchange at 8.00 a.m. on 31 July 2007.

Credit Suisse is acting as Sole Sponsor, Sole Global Coordinator and Bookrunner in connection with the Global Offer; Lehman Brothers International (Europe) and UBS Limited are Co-Lead Managers for the Global Offer.

The contents of the Company's websites and the Share Offer website do not form part of this announcement.

Commenting on today's announcement, Chief Executive Simon Nixon said:

"We are delighted to be announcing the pricing today of the largest ever UK internet offering. We have enjoyed being able to talk to the market about moneysupermarket.com's story and are pleased with the response we have received. We have established a high quality shareholder base despite difficult stock market conditions and we look forward to our life as a listed company with great confidence."

END

Enquiries:

Tulchan Communications Tel: +44 (0)20 7353 4200

David Trenchard
David Allchurch
Celia Gordon Shute

moneysupermarket.com Tel: +44 (0)20 7353 4200

Paul Doughty, *Chief Financial Officer*
Alexander Cowen Wright,
Head of Public Relations and Communications

Credit Suisse Tel: +44 (0)20 7888 8888

George Maddison
Antony Isaacs
Chris Byrne

Important Notice

The contents of this announcement, which have been prepared and are the sole responsibility of moneysupermarket.com, have been approved by Credit Suisse Securities (Europe) Limited ("Credit Suisse"), One Cabot Square, London E14 4QJ, solely for purposes of section 21(2)(b) of the Financial Services and Markets Act 2000.

Credit Suisse, Lehman Brothers International (Europe) and UBS Limited, each of which is authorised and regulated in the United Kingdom by the FSA, are acting for moneysupermarket.com and no one else in connection with the Global Offer and will not be responsible to anyone other than moneysupermarket.com for providing the protections afforded to their respective clients, nor for providing advice in relation to the Global Offer, the contents of this announcement, or any transaction or arrangement referred to herein.

This announcement does not constitute an offer of, or the solicitation of an offer to buy or to subscribe for, Ordinary Shares to any person or in any jurisdiction to whom or in which jurisdiction such offer or solicitation is unlawful and, in particular, is not for distribution or publication into or in directly or indirectly the United States, Australia, Canada or Japan.

The securities mentioned herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or the laws of any state of the United States. The securities may not be offered, sold or otherwise transferred within the United States

except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state laws. There will be no public offering of securities in the United States. The securities offered and sold outside the United States are being offered in reliance on Regulation S under the Securities Act.

Information contained in this announcement may include "forward looking statements". All statements other than statements of historical facts included herein, including, without limitation, those regarding the Company's financial performance, business strategies, plans and objectives for growth and future operations, market opportunities for the Group's services and market dynamics including broadband internet penetration, consumer internet usage, on line consumer behaviour and the growth of the UK advertising market are forward looking statements. All forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Undue reliance should not be placed on such forward looking statements because they involve known and unknown risks, uncertainties and other factors that are in many cases beyond the Group's control.

Such forward looking statements reflect the Group's current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the Group's operations (including development plans relating to the Group's products and services), results of operations, financial performance, business strategy and liquidity.

These forward looking statements speak only as of the date of this announcement and cannot be relied upon as a guide to future performance. The Company expressly disclaims any obligation or undertaking to update, review or revise any forward looking statement contained in this announcement whether as a result of new information, future developments or otherwise, or to disseminate any information regarding any change in events, conditions or circumstances on which any statement is based.

The price and value of the Ordinary Shares may go down as well as up. Potential investors should consult a professional adviser as to the suitability of the Global Offer for the individual concerned.

This announcement (and the information contained herein) is not for release, publication or distribution into or in, directly or indirectly, the United States, Australia, Canada or Japan.

This announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any ordinary shares ("Ordinary Shares") referred to in this announcement except on the basis of information in the prospectus (the "Prospectus") expected to be published today by Moneysupermarket.com Group PLC ("Moneysupermarket.com" or the "Company", together with its subsidiaries, the "Group") in connection with the admission of the whole of the issued and to be issued ordinary share capital of the Company to the Official List of the Financial Services Authority (the "FSA") and to trading on London Stock Exchange plc's main market for listed securities (the "Global Offer"). Copies of the Prospectus will, following publication, be available from Moneysupermarket.com's registered office at Moneysupermarket House, Saint David's Park, Ewloe, Chester, CH5 3UZ.

FOR IMMEDIATE RELEASE **11 July 2007**

Moneysupermarket.com Group PLC

MONEYSUPERMARKET.COM ANNOUNCES IPO OFFER PRICE RANGE OF 170 PENCE to 210 PENCE PER ORDINARY SHARE

Today, Moneysupermarket.com announces the price range for the proposed initial public offering ("IPO") of its Ordinary Shares which are intended to be admitted to the Official List of the FSA and to trading on the London Stock Exchange. The price range has been set at 170 pence to 210 pence per Ordinary Share. At the midpoint of the price range, the offer size will be approximately £388 million comprising approximately 204 million shares (before any exercise of the over-allotment option) representing approximately 41% of the enlarged issued share capital of the Company immediately following the IPO. Book-building is intended to commence later today following the expected publication of the Prospectus.

The Company is seeking to raise gross proceeds of £180 million through the issue of new Ordinary Shares. The proceeds will be used primarily to pay down debt and to fund the Company's expected growth.

Simon Nixon is intending to sell approximately 60.3 million Ordinary Shares, representing approximately 18% of his holding of Ordinary Shares (at the midpoint of the price range). He has also granted Credit Suisse an over-allotment option in connection with the Global Offer which may result in the sale of up to 30.6 million additional Ordinary Shares.

The senior managers and certain current and former employees are selling approximately 26.5 million Ordinary Shares. Simon Nixon and the senior managers will own a majority of the Ordinary Shares post IPO. The executive directors (including Simon Nixon) and certain senior managers are subject to staggered lock-ups limiting the number of Ordinary Shares they may sell until the third anniversary of admission.

Duncan Cameron is intending to sell 22.5 million Ordinary Shares representing his entire shareholding.

Admission to the Official List of the FSA is expected to occur and unconditional dealings in the Ordinary Shares are expected to commence on or around 31 July 2007. Following the expected publication of the Prospectus later today, the Global Offer will be made to employees, retail investors in the United Kingdom, Channel Islands and Isle of Man and to institutional investors in the United Kingdom and certain other jurisdictions.

Michael Wemms has joined the Board as the senior independent director. Mr Wemms is a non-executive director of Coles Group Limited and Inchcape plc and was an executive director of Tesco plc between 1989 and 2000.

Credit Suisse has been appointed Sole Sponsor, Sole Global Co-ordinator and Bookrunner of the Global Offer. Lehman Brothers International (Europe) and UBS Limited have been appointed Co-Lead Managers of the Global Offer.

Retail Offer

Following publication of the Prospectus, which is expected to occur later today, retail investors in the United Kingdom, Channel Islands and the Isle of Man will be able to apply for Ordinary Shares in the Retail Offer.

Prospective investors should access the Moneysupermarket.com Share Offer website at www.moneysupermarket.com/shareoffer and follow the instructions on that website. Prospective investors may either apply online directly through the Share Offer website, or by downloading an application form from this website and returning it, once signed and completed, together with payment to the Company's receiving agent, Capita Registrars Corporate Actions, PO Box 40, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4YL. Prospective investors who have requested that an application form be posted to them by mail will have this posted shortly after publication of the Prospectus and again, should return their completed signed application forms, together with payment, to the Company's receiving agent. The contents of the Company's websites and the Share Offer website do not form part of this announcement.

The Retail Offer is scheduled to close on 24 July 2007.

Commenting on today's announcement, Simon Nixon, Chief Executive said:

"We are delighted to be announcing this next stage of our planned flotation. We look forward to becoming a public company with the benefits it will bring. We are also delighted to have Michael Wemms joining the Board."

Enquiries:

Tulchan Communications	**Tel: +44 (0)20 7353 4200**
David Trenchard	
David Allchurch	
Celia Gordon Shute	
Moneysupermarket.com	**Tel: +44 (0) 1244 399599**
Paul Doughty, *Chief Financial Officer*	
Alexander Cowen Wright, *Head of Public Relations and Communications*	
Credit Suisse	**Tel: +44 (0)20 7888 8888**
George Maddison	
Antony Isaacs	
Chris Byrne	

Important Notice

The contents of this announcement, which have been prepared and are the sole responsibility of Moneysupermarket.com, have been approved by Credit Suisse Securities (Europe) Limited ("Credit Suisse"), One Cabot Square, London E14 4QJ, solely for purposes of section 21(2)(b) of the Financial Services and Markets Act 2000.

Credit Suisse, Lehman Brothers International (Europe) and UBS Limited, each of which is authorised and regulated in the United Kingdom by the FSA, are acting for Moneysupermarket.com and no one else in connection with the Global Offer and will not be responsible to anyone other than Moneysupermarket.com for providing the protections afforded to their respective clients, nor for providing advice in relation to the Global Offer, the contents of this announcement, or any transaction or arrangement referred to herein.

This announcement does not constitute an offer of, or the solicitation of an offer to buy or to subscribe for, Ordinary Shares to any person or in any jurisdiction to whom or in which jurisdiction such offer or solicitation is unlawful and, in particular, is not for distribution or publication into or in directly or indirectly the United States, Australia, Canada or Japan.

The securities mentioned herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or the laws of any state of the United States. The securities may not be offered, sold or otherwise transferred within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state laws. There will be no public offering of securities in the United States. The securities offered and sold outside the United States are being offered in reliance on Regulation S under the Securities Act.

Information contained in this announcement may include "forward-looking statements". All statements other than statements of historical facts included herein, including, without limitation, those regarding the Company's financial performance, business strategies, plans and objectives for growth and future operations, market opportunities for the Group's services and market dynamics including broadband internet penetration, consumer internet usage, on-line consumer behaviour and the growth of the UK advertising market are forward-looking statements. All forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Undue reliance should not be placed on such forward-looking statements because they involve known and unknown risks, uncertainties and other factors that are in many cases beyond the Group's control.

Such forward-looking statements reflect the Group's current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the Group's operations (including development plans relating to the Group's products and services), results of operations, financial performance, business strategy and liquidity.

These forward-looking statements speak only as of the date of this announcement and cannot be relied upon as a guide to future performance. The Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement whether as a result of new information, future developments or otherwise, or to disseminate any information regarding any change in events, conditions or circumstances on which any statement is based.

The price and value of the Ordinary Shares may go down as well as up. Potential investors should consult a professional adviser as to the suitability of the Global Offer for the individual concerned.

-ends

Released: 09/08/2007

RNS Number:7204B
Moneysupermarket.com Group PLC
08 August 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: MONEYSUPERMARKET.COM GROUP PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): New Exemption Trading Book DTR 5.1.3 (4)

3. Full name of person(s) subject to the notification obligation: The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.): Goldman, Sachs & Co.

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 31 JULY 2007

6. Date on which issuer notified: 07 AUGUST 2007

7. Threshold(s) that is/are crossed or reached: 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
GB00B1ZBKY84		Below 3%			21,957,400		4.43%

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
21,957,400	4.43%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effect
held, if applicable xv:
The interest in 21,957,400 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct su
of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldm
Securities (Nominees), Limited.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: General email contact: shareholderdisclosures@gs.com

14. Contact name: Joanne Wall / Sean Rogers

15. Contact telephone number: 44(20)7051-1704 / 44(20)7552-9205

END
HOLUWUKRBSRWRRR

RNS Number:6565B
Moneysupermarket.com Group PLC
07 August 2007

Form TR-1 with annex. FSA Version 2.1 updated April 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Moneysupermarket.com Group Plc

2. Reason for notification (yes/no)

Yes

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to notification obligation: Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3): State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different): 31 July 2007

6. Date on which issuer notified: 02 August 2007

7. Threshold(s) that is/are crossed or reached: Dropped Below 4%

8: Notified Details
A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect

B1ZBKY8 ORD GBP0.0002	20,000,000	20,000,000	19,700,000	0	19,700,000	0	3.973

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
19,700,000	3.973

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

19,700,000 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14 Contact name: Phil Mason

15. Contact telephone name: +44 (0) 1444 418127

For notes on how to complete form TR-1 please see the FSA website.

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in shares

A: Identity of the persons or legal entity subject to the notification obligation

Full name — Lloyds TSB Group Plc

(including legal form of legal entities)

Contact address — Henry Duncan House
120 George Street
Edinburgh
EH2 4LH

(registered office for legal entities)

Phone number & email — +44 (0) 131 225 4555

Other useful information
(at least legal representative for legal persons)

B: Identity of the notifier, if applicable

Full name — Lloyds TSB Central Disclosure Unit

Contact address — 2nd Floor
31/33 Perrymount Road
Haywards Heath
West Sussex
RH16 3SP

Phone number & email — +44 (0) 1444 418127
GrpOps_CDU@LloydsTSB.co.uk

Other useful information

(e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

END

HOLUBSARBRRWRAR

RNS Number:6562B
Moneysupermarket.com Group PLC
07 August 2007

Form TR-1 with annex. FSA Version 2.1 updated April 2007

For filings with the FSA include the annex

For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

Moneysupermarket.com Group Plc

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights — Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to notification obligation: Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3): State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different): At IPO

6. Date on which issuer notified: 02 August 2007

7. Threshold(s) that is/are crossed or reached: Reached 4%

8: Notified Details
A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
If possible use ISIN code	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
B1ZBKY8 ORD GBP0.0002	0	0	20,000,000	0	20,000,000	0	4.033

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
20,000,000	4.033

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

20,000,000 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14 Contact name: Phil Mason

15. Contact telephone name: +44 (0) 1444 418127

For notes on how to complete form TR-1 please see the FSA website.

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in shares

A: Identity of the persons or legal entity subject to the notification obligation

Full name Lloyds TSB Group Plc

(including legal form of legal entities)

Contact address (registered office for legal entities)	Henry Duncan House 120 George Street Edinburgh EH2 4LH
Phone number & email	+44 (0) 131 225 4555
Other useful information	
(at least legal representative for legal persons)	

B: Identity of the notifier, if applicable

Full name	Lloyds TSB Central Disclosure Unit
Contact address	2nd Floor 31/33 Perrymount Road Haywards Heath West Sussex RH16 3SP
Phone number & email	+44 (0) 1444 418127 GrpOps_CDU@LloydsTSB.co.uk
Other useful information	
(e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

END

HOLUBOARBWRWRAR

REG-Moneysupermarket.com Director/PDMR Shareholding

RNS Number:5326B
Moneysupermarket.com Group PLC
03 August 2007

MONEYSUPERMARKET.COM GROUP PLC

3 August 2008

On 31 July 2007, each of Paul Doughty, Ron Scurr, Richard Mason, Chris Nixon and Darren Drabble, each a person discharging managerial responsibility in Moneysupermarket.com Group PLC, acquired 1769 ordinary shares at 169.5 pence per share through participation in the Moneysupermarket.com Share Incentive Plan.

On 31 July 2007, as disclosed in the Price Range Prospectus of Moneysupermarket.com Group PLC dated 11 July 2007, Gerald Corbett, a person discharging managerial responsibility in Moneysupermarket.com Group PLC, acquired 117,647 ordinary shares at 170 pence per share.

Darren Drabble
Company Secretary

END

RDSBUGDIXXGGGRX

RNS Number:4938B
Moneysupermarket.com Group PLC
03 August 2007

TR-1: Notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Moneysupermarket.com Group Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation: BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 26th July 2007 (Placing)

6. Date on which issuer notified: 2nd August 2007

7. Threshold(s) that is/are crossed or reached: Gone above 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00B1ZBKY84	N/A	N/A	N/A	N/A	32,635,767	N/A	6.58%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
32,635,767	6.58%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effect held, if applicable:
BlackRock Investment Management (UK) Limited - 32,635,767 (6.58%)

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

15. Contact telephone number:

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	BlackRock, Inc
Contact address (registered office for legal entities)	33 King William Street, London, EC4R 9AS
Phone number	020 7743 2098
Other useful information (at least legal representative for legal persons)	Thomas Hone

B: Identity of the notifier, if applicable

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

END

HOLUOSRRBNRWRAR

Released: 02/08/2007

RNS Number:4335B
Moneysupermarket.com Group PLC
02 August 2007

TR 1 Notification of Major Interests in Shares

1. Identity of the Issuer or the underlying issuer of existing shares to which voting rights are attached:

   MONEYSUPERMARKET.COM GROUP PLC

2. Reason for notification (yes/no):

   An acquisition or disposal of voting rights: YES

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

   An event changing the breakdown of voting rights:

   Other (please specify):

3. Full name of person(s) subject to notification obligation:

   Capital Research and Management Company

4. Full name of shareholder(s) (if different from 3):

5. Date of transaction (and date on which the threshold crossed or reached if different):

   31 July 2007

6. Date on which issuer notified:

   1 August 2007

7. Threshold(s) that is/are crossed or reached:

   5%

8. Notified Details:
   8A. Voting rights attached to shares
   Class/type of shares (if possible use ISIN code):

   ORDINARY SHARES OF 0.02p EACH (GB00B1ZBKY84)
   Situation previous to the triggering transaction:

   Number of shares:
   Number of voting rights:

   Resulting situation after the triggering transaction:

Number of shares	Direct:	
	Indirect:	28,115,000
Number of voting rights	Direct:	
	Indirect:	28,115,000
Percentage of voting rights	Direct:	
	Indirect:	5.67%

   8B. Financial Instruments:
   Resulting situation after triggering transaction:

Type of financial instrument	N/A
Expiration date	N/A
Exercise/conversion period/date	N/A
No. of voting rights that may be acquired (if the instrument exercised/converted)	N/A
Percentage of voting rights	N/A

   TOTAL A + B:

Number of voting rights	28,115,000
Percentage of voting rights	5.67%

9. Chain of controlled undertakings through which the voting rights and / or the financial instruments are effectively held, if applicable:

Proxy Voting

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information:

14. Contact name:

15. Contact telephone number:

END

HOLUUUSRBRRWRAR

REG-Moneysupermarket.com Additional Listing

RNS Number:3725B
Moneysupermarket.com Group PLC
02 August 2007

Additional Listing

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 14,568,184 ordinary shares of 0.02 pence each in Moneysupermarket.com Group PLC (the "Ordinary Shares").

The Ordinary Shares are to be admitted to trading on the London Stock Exchange and to the Official List upon allotment pursuant to the Company's obligations under the Moneysupermarket.com Group PLC Share Incentive Plan and the Moneysupermarket.com Financial Group Limited Share Option Scheme. 948,184 Ordinary Shares were issued to the trustee of the Share Incentive Plan on behalf of the participants under the Share Incentive Plan on 31 July 2007. Participants in the Moneysupermarket.com Financial Group Limited Share Option Scheme have or will become entitled to 13,620,000 of these Ordinary Shares following the exercise of such share options. These shares will rank equally with the existing issued ordinary shares of 0.02 pence each.

For further information please contact:

Company Secretary
Darren Drabble +44 (0) 1244 665 700

END

LISUUUAGRUPMGMG

RNS Number:3766B
Moneysupermarket.com Group PLC
01 August 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Moneysupermarket.com Group Plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________

3. Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (Group)
Legal & General Investment Management Limited (LGIM)
Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.):

Legal & General Assurance Society Limited (LGAS & LGPL)

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

27/07/2007

6. Date on which issuer notified:

31/07/2007

7. Threshold(s) that is/are crossed or reached:

Above 5% (Group)

Above 5% (LGIM)

Above 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ord GBP 0.02	Below 3% (L&G)		30,925,730	30,925,730	9,181,050	6.23	1.85
	Below 5% (LGIM)						

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial Expiration date Exercise/ Conversion Number of voting rights % of voting

instrument	Period/ Date	that may be acquired if the instrument is exercised/ converted.	rights

Total (A+B)

Number of voting rights	% of voting rights
40,106,780	8.08

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (40,106,780 - 8.08% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (40,106,780 - 8.08% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (40,106,780 - 8.08% = Total Position)

Legal & General Group Plc (Direct) (L&G) (30,925,730 - 6.23% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)

Legal & General Insurance Holdings Limited (Dire (LGIH) (26,062,196 - 5.25% = LGAS & LGPL)

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Assurance Society Limited (LGAS (26,062,196 - 5.25% = LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPI

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: Notification using the total voting rights figure of 495,857,882

14. Contact name: Helen Lewis (LGIM)

15. Contact telephone number: 020 7528 6742

END

HOLUAOBRBORWRAR

RNS Number:3431B
Moneysupermarket.com Group PLC
01 August 2007

Form TR-1 with annex. FSA Version 2.1 updated April 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

MONEYSUPERMARKET.COM GROUP PLC

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights YES

Other (please specify): Admission

3. Full name of person(s) subject to notification obligation: SIMON JUSTIN NIXON

4. Full name of shareholder(s) (if different from 3): 31 JULY 2007

5. Date of transaction (and date on which the threshold is crossed or reached if different): 31 JULY 2007

6. Date on which issuer notified: 54%

7. Threshold(s) that is/are crossed or reached:

8: Notified Details
A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
If possible use ISIN code	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
Ordinary Shares			271,905,882	Direct	271,905,882	Direct	54.8%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
N/A				

Total (A+B)

Number of voting rights	Percentage of voting rights
271,905,882	54.8%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting: N/A

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: N/A

14. Contact name: DARREN DRABBLE

15. Contact telephone name: 01244 665700

For notes on how to complete form TR-1 please see the FSA website.

END

HOLUAOSRBNRWRAR

REG-Moneysupermarket.com Total Voting Rights

RNS Number:1225B
Moneysupermarket.com Group PLC
31 July 2007

Moneysupermarket.com Group PLC - Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, Moneysupermarket.com Group PLC ("Moneysupermarket.com") advises that as at 31 July 2007, its capital consists of 495,857,882 ordinary shares of 0.02 pence each with voting rights. Moneysupermarket.com does not hold any ordinary shares in Treasury.

Therefore the total number of voting rights in Moneysupermarket.com is 495,857,882.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Moneysupermarket.com under the FSA's Disclosure and Transparency Rules.

Darren Drabble
Company Secretary

END
TVREASXEDDAXEFE

REG-Credit Suisse (Eur) Stabilisation Notice

RNS Number:8991A
Credit Suisse Securities (Eur) Ltd
26 July 2007

PRE-STABILISATION ANNOUNCEMENT

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

MONEYSUPERMARKET.COM GROUP PLC

26/07/2007

Pre-Stabilisation Notice

Pursuant to Core Dealing Rule 3060-3061, Credit Suisse Securities (Europe) Limited hereby notifies the London Stock Exchange that it and its affiliates may stabilise the offering of the Security below

Credit Suisse Securities (Europe) Limited, hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:

Issuer:	Moneysupermarket.com Group Plc
ISIN	GB00B1ZBKY84
Aggregate nominal amount (Offering):	247,430,000
Description:	Ordinary shares of 0.02 pence par value
Offer price:	170 pence

Stabilisation:

Stabilising Manager(s):	Credit Suisse Securities (Europe) Limited
Contact	Stephane Gruffat 4420 7888 3692
Stabilisation period expected to start on:	26 July 2007 at 08.00am London time;
Stabilisation period expected to end no later than:	25th August 2007 (30 days after the proposed issue date of the securities)
Over-allotment option	Up to 15% of the Offering
Existence, maximum size and conditions of use of over-allotment facility:	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager (s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.

This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.

This material was produced by Credit Suisse Securities (Europe) Limited, a firm regulated and authorised by The Financial Services Authority (the "FSA"). This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.

In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.

This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offer of securities in the United States.

END

STABAXXKAFEXEEE

REG-Moneysupermarket.com Pricing Announcement

RNS Number:8987A
Moneysupermarket.com Group PLC
26 July 2007

Not for release, distribution or publication directly or indirectly into the United States, Australia, Canada or Japan.

This announcement is an advertisement and not a prospectus or a pricing statement and investors should not subscribe for or purchase any ordinary shares ("Ordinary Shares") referred to in this announcement except on the basis of information in the price range prospectus published by Moneysupermarket.com Group PLC ("moneysupermarket.com" or the "Company", together with its subsidiaries, the "Group") on 11 July 2007 (the "Prospectus") and the pricing statement expected to be issued by the Company today (the "Pricing Statement") in connection with the admission of its Ordinary Shares to the Official List of the Financial Services Authority (the "FSA") and to trading on London Stock Exchange plc's main market for listed securities. Copies of the Prospectus are, and the Pricing Statement will be, available from the Company's registered office at Moneysupermarket.com House, Saint David's Park, Ewloe, Chester CH5 3UZ and on the Company's website at www.moneysupermarket.com/shareoffer.

26 July 2007

MONEYSUPERMARKET.COM GROUP PLC ANNOUNCES IPO OFFER PRICE OF 170p PER ORDINARY SHARE

moneysupermarket.com is pleased to announce that the offer price for its initial public offering of Ordinary Shares to institutional investors in the United Kingdom and elsewhere, to retail investors in the United Kingdom, Channel Islands and the Isle of Man and to eligible employees of the Company (the " Global Offer") has been set at 170p per Ordinary Share (the "Offer Price"). The Pricing Statement is expected to be issued by the Company later today.

The Global Offer comprises 105,882,000 new Ordinary Shares and 109,275,000 existing Ordinary Shares (excluding any exercise of the over-allotment option), which represents in aggregate approximately 43.4 per cent. of the Company's enlarged ordinary share capital, and a total offer size of approximately £366 million. Based on the Offer Price, the Company is valued at £843 million.

The Company will receive net proceeds from the sale of new Ordinary Shares of approximately £170 million, which will be used to repay existing debt facilities and to fund the Company's expected growth.

Pursuant to the over-allotment arrangements, Credit Suisse, as stabilising manager, may require Simon Nixon to sell additional existing Ordinary Shares representing up to 15 per cent. of the Global Offer at the Offer Price to cover over-allotments, if any, which may be made in connection with the Global Offer and/or to cover short positions resulting from stabilisation transactions.

Simon Nixon and certain senior managers will own a majority of the Ordinary Shares post IPO and have agreed to lock-up arrangements that expire three years after Admission (with a staggered release after the first year of that period). The lock-ups are subject to certain exceptions.

Conditional dealings are expected to commence on the London Stock Exchange today

at 8.00 am under the ticker symbol MONY. It is expected that Admission will become effective and that dealings will commence on an unconditional basis on the London Stock Exchange at 8.00 a.m. on 31 July 2007.

Credit Suisse is acting as Sole Sponsor, Sole Global Coordinator and Bookrunner in connection with the Global Offer; Lehman Brothers International (Europe) and UBS Limited are Co-Lead Managers for the Global Offer.

The contents of the Company's websites and the Share Offer website do not form part of this announcement.

Commenting on today's announcement, Chief Executive Simon Nixon said:

"We are delighted to be announcing the pricing today of the largest ever UK internet offering. We have enjoyed being able to talk to the market about moneysupermarket.com's story and are pleased with the response we have received. We have established a high quality shareholder base despite difficult stock market conditions and we look forward to our life as a listed company with great confidence."

END

Enquiries:

Tulchan Communications	Tel: +44 (0)20 7353 4200
David Trenchard	
David Allchurch	
Celia Gordon Shute	
moneysupermarket.com	Tel: +44 (0)20 7353 4200
Paul Doughty, Chief Financial Officer	
Alexander Cowen Wright,	
Head of Public Relations and Communications	
Credit Suisse	Tel: +44 (0)20 7888 8888
George Maddison	
Antony Isaacs	
Chris Byrne	

Important Notice

The contents of this announcement, which have been prepared and are the sole responsibility of moneysupermarket.com, have been approved by Credit Suisse Securities (Europe) Limited ("Credit Suisse"), One Cabot Square, London E14 4QJ, solely for purposes of section 21(2)(b) of the Financial Services and Markets Act 2000.

Credit Suisse, Lehman Brothers International (Europe) and UBS Limited, each of which is authorised and regulated in the United Kingdom by the FSA, are acting for moneysupermarket.com and no one else in connection with the Global Offer and will not be responsible to anyone other than moneysupermarket.com for providing the protections afforded to their respective clients, nor for providing advice in relation to the Global Offer, the contents of this announcement, or any transaction or arrangement referred to herein.

This announcement does not constitute an offer of, or the solicitation of an offer to buy or to subscribe for, Ordinary Shares to any person or in any jurisdiction to whom or in which jurisdiction such offer or solicitation is unlawful and, in particular, is not for distribution or publication into or in

directly or indirectly the United States, Australia, Canada or Japan.

The securities mentioned herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or the laws of any state of the United States. The securities may not be offered, sold or otherwise transferred within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state laws. There will be no public offering of securities in the United States. The securities offered and sold outside the United States are being offered in reliance on Regulation S under the Securities Act.

Information contained in this announcement may include "forward looking statements". All statements other than statements of historical facts included herein, including, without limitation, those regarding the Company's financial performance, business strategies, plans and objectives for growth and future operations, market opportunities for the Group's services and market dynamics including broadband internet penetration, consumer internet usage, on line consumer behaviour and the growth of the UK advertising market are forward looking statements. All forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Undue reliance should not be placed on such forward looking statements because they involve known and unknown risks, uncertainties and other factors that are in many cases beyond the Group's control.

Such forward looking statements reflect the Group's current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the Group's operations (including development plans relating to the Group's products and services), results of operations, financial performance, business strategy and liquidity.

These forward looking statements speak only as of the date of this announcement and cannot be relied upon as a guide to future performance. The Company expressly disclaims any obligation or undertaking to update, review or revise any forward looking statement contained in this announcement whether as a result of new information, future developments or otherwise, or to disseminate any information regarding any change in events, conditions or circumstances on which any statement is based.

The price and value of the Ordinary Shares may go down as well as up. Potential investors should consult a professional adviser as to the suitability of the Global Offer for the individual concerned.

END

IOERFMRTMMMTMMR

LFM GROUP
LASERFORM

353

RECEIVED
13 P 12:36

Please complete in typescript, or in bold black capitals.

CHFP025

Register of members

Company Number 6160943

Company Name in full MONEYSUPERMARKET.COM GROUP PLC

The register of members is kept at:

NOTE:
The register **MUST** be kept at an address in the country of incorporation.

This notice is not required where the register has, at all times since it came into existence (or in the case of a register in existence on 1 July 1948 at all times since then) been kept at the registered office.

Address	Capita Registrars, Northern House, Woodsome Park,
	Fenay Bridge
Post town	
County / Region	Huddersfield
Postcode	HD8 0lA

Signed | **Date** 24/07/07.

† Please delete as appropriate.

† a director / ~~secretary~~ / XXXXXXXX / XXXXXXXXXXXXXX / XXXXXXXXXXX / XXXXX

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

9160641

LFM GROUP
LASERFORM

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 6160943

Company Name in full MONEYSUPERMARKET.COM GROUP PLC

	Day	Month	Year
Date of appointment	10	07	2007
† Date of Birth	08	02	1940

Appointment form

Appointment as director: X | as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: MR | *Honours etc:

Forename(s): JOHN MICHAEL

Surname: WEMMS

Previous Forename(s): | Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† DIGSWELL WATER MILL, DIGSWELL LANE

Post town: WELWYN | Postcode: AL6 0SW

County / Region: HERTFORDSHIRE | Country: UK

† Nationality: BRITISH | † Business occupation:

† Other directorships (additional space overleaf): INCHCAPE PLC, GALIFORM PLC

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 10 July 2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 10 July 2007

(** a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House
Primrose Street
London, EC2A 2HS

8056/30873120 Tel 020 7374 8000

DX number 28 DX exchange London

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM GROUP
LASERFORM

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 6160943

Company Name in full MONEYSUPERMARKET.COM GROUP LIMITED

	Day	Month	Year
Date of appointment	28	06	2007
† Date of Birth	07	09	1951

Appointment form Appointment as director X as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: MR *Honours etc:

Forename(s): GERALD MICHAEL NOLAN

Surname: CORBETT

Previous Forename(s): Previous Surname(s):

Usual residential address †† HOLTSMERE END FARMHOUSE, REDBOURN

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: ST ALBANS Postcode: AL3 7AW

County / Region: HERTFORDSHIRE Country: UK

† Nationality: BRITISH † Business occupation: DIRECTOR

† Other directorships (additional space overleaf): BRITVIC PLC (CONTINUED OVERLEAF)

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 28 June 2007

* Voluntary details.
† Directors only.
** Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 4 July 2007

(** a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Laserform International 6/02

8722485

Company Number 6160943

† Directors only.

† Other directorships

REDLAND AUSTRALIA LIMITED
HOLTSMERE END FARM LIMITED
WOOLWORTHS PUBLIC LIMITED COMPANY
WOOLWORTHS GROUP PLC
SSL INTERNATIONAL PLC

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman; the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.
CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	6160943
Company name in full	MONEYSUPERMARKET.COM GROUP LIMITED

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	22	06	2007			

Class of shares (ordinary or preference etc)	ORDINARY	A ORDINARY	B ORDINARY
Number allotted	6,758	4,796	35,498
Nominal value of each share	£1.00	£1.00	£1.00
Amount (if any) paid or due on each share (including any share premium)	FULLY PAID	FULLY PAID	FULLY PAID

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100	100	100
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

AS PER AGREEMENTS ANNEXED

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): SIMON NIXON		
Address: 3 SANDOWN TERRACE, BOUGHTON, CHESTER	B ORDINARY	85,498
UK Postcode: CH3 5BN		
Name(s): DUNCAN CAMERON		
Address: 5 CLAYTON COURT, DUKE STREET, CHESTER	ORDINARY	4,500
UK Postcode: CH1 1NE		
Name(s): RICHARD NEIL MASON		
Address: HOLLY GRANGE, STONE ROAD, BRAMSHALL	ORDINARY	333
	A ORDINARY	379
UK Postcode: ST14 5BG		
Name(s): STUART JOHN GLENDINNING		
Address: SQUIRRELS CHASE, QUARRY LANE, KELSALL, CHESTER	ORDINARY	333
	A ORDINARY	379
UK Postcode: CW6 0PD		
Name(s): SEAN CHRISTOPHER THWENY		
Address: 15 GREEN MEADOWS, HAWARDEN, DEESIDE	ORDINARY	333
	A ORDINARY	379
UK Postcode: CH5 3SL		

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed ______________________ Date ____ 2007

** A director / secretary XXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

8719847

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.
CHFP025

(Revised 2005)
Return of Allotment of Shares
Form 88(2) continuation sheet no: 1

Company Number: 6160943

Company name in full: MONEYSUPERMARKET.COM GROUP LIMITED

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): NICHOLAS JAMIE STOBBS Address: 136 LACHE LANE, CHESTER, CHESHIRE UK Postcode: CH4 7LX	A ORDINARY	1896
Name(s): SEAN HORNSBY Address: 9 WASDALE CLOSE, WEST BRIDGFORD, NOTTINGHAM UK Postcode: NG2 6RG	A ORDINARY	758
Name(s): MATTHEW JAMES RILEY Address: 47 HILLSDOWN DRIVE, CONNAHS QUAY, DEESIDE UK Postcode: CH5 4GQ	A ORDINARY	379
Name(s): ANDREW WILKINSON Address: 7 LLWYN RHUTHUN, BODELWYDDAN, DENBIGHSHIRE UK Postcode: LL17 5WF	A ORDINARY	190

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s): VANESSA JANE BLOUNT Address: 6 BREEN CLOSE, TATTENHALL, CHESTER UK Postcode: CH3 9PN	A ORDINARY	38
Name(s): MERRIDY CLAERWEN CAMERON Address: HILLY BANK, TIVERTON, NR TARPORLEY UK Postcode: CW6 9NB	A ORDINARY	38
Name(s): CHRISTIAN NIXON Address: WEST END HOUSE, VAUGHANS LANE, CHESTER UK Postcode: CH3 5XF	ORDINARY	333
Name(s): ALAN CROFTS Address: 5 BARNABY CLOSE, CLUTTON, CHESTER UK Postcode: CH3 9SH	ORDINARY A ORDINARY	75 38
Name(s): NICOLA JAYNE INGHAM Address: 7 WILLOW GROVE, BUCKLEY UK Postcode: CH7 3NR	ORDINARY A ORDINARY	53 38
Name(s): JEREMY DODD Address: RUDALE, 6 DEE BANKS, CHESTER UK Postcode: CH3 5UX	ORDINARY A ORDINARY	175 284

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

(Revised 2005)

Return of Allotment of Shares

Form 88(2) continuation sheet no: 2

Company Number: 6160943

Company name in full: MONEYSUPERMARKET.COM GROUP LIMITED

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s): PAUL DOUGHTY Address: 3 PEEL HALL PARK, GONGAR LANE, ASHTON HAYES, CHESTER UK Postcode: CH3 8AY	ORDINARY	327
Name(s): JAMES NOLAN CLARKE Address: 8 LLYS Y WENNOL, HENLLAN, DENBIGHSHIRE UK Postcode: LL16 5AZ	ORDINARY	55
Name(s): RICHARD MAHER Address: TOWN END FARM, CHELMORTON, NR BUXTON, DERBYSHIRE, UK Postcode: SK17 9SH	ORDINARY	109
Name(s): GARETH JAMES Address: 5 HARLEQUIN DRIVE, STOKE-ON-TRENT, STAFFORDSHIRE UK Postcode: ST6 7QN	ORDINARY	66

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): ANDREW HAIGH		
Address: 213 MEDLOCK ROAD, WOODHOUSES, FAILSWORTH	ORDINARY	33
UK Postcode: M35 9NQ		
Name(s): JONATHAN JAMES SMITH		
Address: 10 BARWICK PLACE, SALE, CHESHIRE	ORDINARY	33
UK Postcode: M336		
Name(s):		
Address:		
UK Postcode:		
Name(s):		
Address:		
UK Postcode:		
Name(s):		
Address:		
UK Postcode:		
Name(s):		
Address:		
UK Postcode:		

LFM GROUP
LASERFORM

288b

Please complete in typescript, or in bold black capitals.

CHFP025

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 6160943

Company Name in full PRECIS (2682) LIMITED

	Day	Month	Year
Date of termination of appointment			2007

as director [ ] as secretary [X] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME

*Style / Title	MR
*Honours etc	
Forename(s)	PAUL HARRIS
Surname	DOUGHTY

	Day	Month	Year
† Date of Birth	25	06	1968

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed **Date** 2007

(** serving director/secretary/XXXXXXXXXXXXXXXXXXXXXXXXXXXX)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Laserform International 02/00

856413(

LFM GROUP

LASERFORM

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number	3983242
Company Name in full	MONEYSUPERMARKET LIMITED

	Day	Month	Year
Date of termination of appointment	13	06	2007

as director X as secretary X

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME	
*Style / Title	MR
*Honours etc	
Forename(s)	DUNCAN
Surname	CAMERON

	Day	Month	Year
† Date of Birth	26	08	1971

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** 14 June 2007

(** serving director/secretary/XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM GROUP
LASERFORM

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 03983242

Company Name in full MONEYSUPERMARKET LIMITED

	Day	Month	Year
Date of appointment	13	06	2007
† Date of Birth	25	06	1968

Appointment form

Appointment as director: x as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: MR *Honours etc:

Forename(s): PAUL HARRIS

Surname: DOUGHTY

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† 3 PEEL HALL PARK, GONGAR LANE

Post town: ASHTON HAYES Postcode: CH3 8AY

County / Region: CHESTER Country: ENGLAND

† Nationality: BRITISH † Business occupation: CHIEF FINANCIAL OFFICER

† Other directorships (additional space overleaf): PLEASE SEE OVERLEAF

I consent to act as ** director / ~~secretary~~ of the above named company

* Voluntary details.
† Directors only.
**Delete as appropriate

Consent signature [signature] **Date** 13 June 2007

A director, secretary etc must sign the form below.

Signed [signature] **Date** 13 June 2007

(** a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number [illegible]

† Directors only.

† Other directorships

UNIQUE E-VENTURES LIMITED

PRECIS (2682) LIMITED

MANAGEMENTMARKET.COM FINANCIAL GROUP LIMITED

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

LFM GROUP LASERFORM

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 04466002

Company Name in full VIEW MY ACCOUNTS LIMITED

	Day	Month	Year
Date of termination of appointment	13	06	2007

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title: MR *Honours etc:

Forename(s): PAUL HARRIS

Surname: DOUGHTY

	Day	Month	Year
† Date of Birth	25	06	1968

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** 13 June 2007

(** serving director/secretary/XXXXXXXXXXXXXXXXXXXXXXXX/XXXXXXXXXXXXXXXXXX)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM GROUP
LASERFORM

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 3544396

Company Name in full M2 MORTGAGE CLUB LIMITED

	Day	Month	Year
Date of termination of appointment	1 8	0 6	2 0 0 7

as director X   as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME

*Style / Title	MR
*Honours etc	
Forename(s)	DUNCAN
Surname	CAMERON

	Day	Month	Year
† Date of Birth	2 6	0 8	1 9 7 1

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** 11 June 2007

(** serving director/secretary/XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28   DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM GROUP

LASERFORM

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 03544396

Company Name in full M2 MORTGAGE CLUB LIMITED

	Day	Month	Year
Date of termination of appointment	13	04	2007

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title	MR	*Honours etc	
Forename(s)	SIMON JUSTIN		
Surname	NIXON		

	Day	Month	Year
† Date of Birth	07	08	1967

A serving director, secretary etc must sign the form below.

Signed [illegible] **Date** [illegible] 2007

(** serving director/secretary/XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX)

* Voluntary details.
† Directors only.
**Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM GROUP LASERFORM

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 04466002

Company Name in full VIEW MY ACCOUNTS LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	[illegible]	[illegible]	2007	† Date of Birth	25	06	1968

Appointment form

Appointment as director: x — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME

*Style / Title: MR — *Honours etc:

Forename(s): PAUL HARRIS

Surname: DOUGHTY

Previous Forename(s): — Previous Surname(s):

Usual residential address ††: 3 PEEL HALL PARK, GONGAR LANE

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: ASHTON HAYES — Postcode: CH3 8AY

County / Region: CHESTER — Country: ENGLAND

† Nationality: BRITISH — † Business occupation: CHIEF FINANCIAL OFFICER

† Other directorships (additional space overleaf): PLEASE SEE OVERLEAF

I consent to act as ** director / XXXXXXX of the above named company

Consent signature [signature] **Date** 13 Jun 2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** [illegible] 2007

(** a director / secretary / XXXXXXXX / XXXXXXXXXXXXX / XXXXXXXXXX / XXXXX)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 — DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number [illegible]

† Directors only.

† Other directorships

UNIQUE E-VENTURES LIMITED

PRECIS (2682) LIMITED

[illegible]

NOTES
Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A *peer or* individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

LFM GROUP
LASERFORM

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 3562463

Company Name in full MORTGAGE 2000 DESIGN & PROCESSING LIMITED

	Day	Month	Year
Date of termination of appointment	13	06	2007

as director X   as secretary X

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title MR   *Honours etc

Forename(s) DUNCAN

Surname CAMERON

	Day	Month	Year
† Date of Birth	26	08	1971

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature]   **Date** 11 June 2007

(** serving director/secretary/XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28   DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM GROUP
LASERFORM

288a

Please complete in typescript, or in bold black capitals.

CHFP025

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 03544396

Company Name in full M2 MORTGAGE CLUB LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	13	06	2007	† Date of Birth	25	06	1968

Appointment form Appointment as director: x as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: MR *Honours etc:

Forename(s): PAUL HARRIS

Surname: DOUGHTY

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Usual residential address †† 3 PEEL HALL PARK, GONGAR LANE

Post town: ASHTON HAYES Postcode: CH3 8AY

County / Region: CHESTER Country: ENGLAND

† Nationality: BRITISH † Business occupation: CHIEF FINANCIAL OFFICER

† Other directorships (additional space overleaf): PLEASE SEE OVERLEAF

I consent to act as ** director / ~~secretary~~ of the above named company

* Voluntary details.
† Directors only.
**Delete as appropriate

Consent signature [signature] **Date** 13 June 2007

A director, secretary etc must sign the form below.

Signed [signature] **Date** 13 June 2007

(** a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number [illegible]

† Directors only.

† Other directorships

UNIQUE E-VENTURES LIMITED

PRECIS (2682) LIMITED

MONEYSUPERMARKET.COM FINANCIAL GROUP LIMITED

NOTES
Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

LFM GROUP
LASERFORM

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 03611158

Company Name in full DOTCOM TRAVEL LIMITED

	Day	Month	Year
Date of termination of appointment	1 3	0 6	2 0 0 7

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME Please insert details as previously notified to Companies House.

*Style / Title: MR

*Honours etc:

Forename(s): SIMON JUSTIN

Surname: NIXON

	Day	Month	Year
† Date of Birth	0 7	0 8	1 9 6 7

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** [illegible] 2007

(** serving director/secretary/[illegible])

* Voluntary details.
† Directors only.
**Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Laserform International 02/00

855127[illegible]

LFM GROUP LASERFORM

288b

Please complete in typescript, or in bold black capitals.

CHFP025

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 3611158

Company Name in full DOTCOM TRAVEL LIMITED

	Day	Month	Year
Date of termination of appointment	1 1	0 6	2 0 0 7

as director x as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME Please insert details as previously notified to Companies House.

*Style / Title: MR *Honours etc:

Forename(s): DUNCAN

Surname: CAMERON

	Day	Month	Year
† Date of Birth	2 6	0 8	1 9 7 1

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** 11 June 2007

(** serving director/secretary/XXXXXXXXXXXXXXXXXXXXXXXXXXXXXX)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM GROUP
LASERFORM

288a

Please complete in typescript, or in bold black capitals.

CHFP025

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 03611158

Company Name in full DOTCOM TRAVEL LIMITED

	Day	Month	Year
Date of appointment	13	06	2007
† Date of Birth	25	06	1968

Appointment form Appointment as director [x] as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: MR *Honours etc:

Forename(s): PAUL HARRIS

Surname: DOUGHTY

Previous Forename(s): Previous Surname(s):

Usual residential address ††: 3 PEEL HALL PARK, GONGAR LANE

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: ASHTON HAYES Postcode: CH3 8AY

County / Region: CHESTER Country: ENGLAND

† Nationality: BRITISH † Business occupation: CHIEF FINANCIAL OFFICER

† Other directorships (additional space overleaf): PLEASE SEE OVERLEAF

I consent to act as ** director / ~~XXXXXX~~ of the above named company

Consent signature [signature] **Date** 13 June 2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 13 June 2007

(** a ~~director~~ / secretary / ~~XXXXXXXX~~ / ~~XXXXXXXXXXXXX~~ / ~~XXXXXXXXXXXXX~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000
DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number [illegible]

† Directors only.

† *Other directorships*

UNIQUE E-VENTURES LIMITED
PRECIS (2682) LIMITED
[illegible] FINANCIAL GROUP LIMITED

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

LFM GROUP
LASERFORM

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 04384073

Company Name in full 1ST SOURCE PARTNERSHIP LIMITED

	Day	Month	Year
Date of termination of appointment	17	09	2007

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title: MR

*Honours etc:

Forename(s): PAUL HARRIS

Surname: DOUGHTY

	Day	Month	Year
† Date of Birth	25	06	1968

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** [illegible] 2007

(** serving director/secretary/XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM GROUP
LASERFORM

288b

Please complete in typescript, or in bold black capitals.

CHFP025

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 4384073

Company Name in full 1ST SOURCE PARTNERSHIP LIMITED

	Day	Month	Year
Date of termination of appointment	13	09	2007

as director: X   as secretary: ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title	MR
*Honours etc	
Forename(s)	DUNCAN
Surname	CAMERON

	Day	Month	Year
† Date of Birth	26	08	1971

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature]   **Date** [illegible] 2007

(** serving director/secretary/XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28   DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

LFM GROUP
LASERFORM

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number	04384073
Company Name in full	1ST SOURCE PARTNERSHIP LIMITED
Date of appointment (Day Month Year)	13 05 2007
† Date of Birth (Day Month Year)	25 06 1968

Appointment form

Appointment as director	x
as secretary	

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title	MR
*Honours etc	
Forename(s)	PAUL HARRIS
Surname	DOUGHTY
Previous Forename(s)	
Previous Surname(s)	
Usual residential address ††	3 PEEL HALL PARK, GONGAR LANE
Post town	ASHTON HAYES
Postcode	CH3 8AY
County / Region	CHESTER
Country	ENGLAND
† Nationality	BRITISH
† Business occupation	CHIEF FINANCIAL OFFICER
† Other directorships (additional space overleaf)	PLEASE SEE OVERLEAF

†† **Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985** ☐

I consent to act as ** director / XXXXXX of the above named company

Consent signature   **Date** 13 June 2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed   **Date** [illegible] June 2007

(** a director / secretary / XXXXXXXX / XXXXXXXXXXXXXX / XXXXXXXXXXXXX)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28   DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM GROUP
LASERFORM

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 03157344

Company Name in full MONEYSUPERMARKET.COM FINANCIAL GROUP LIMITED

	Day	Month	Year
Date of termination of appointment	13	06	2007

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title: MR *Honours etc:

Forename(s): SIMON JUSTIN

Surname: NIXON

	Day	Month	Year
† Date of Birth	07	08	1967

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed **Date** 14 June 2007

(** serving director/secretary/XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM GROUP
LASERFORM

288b

Please complete in typescript, or in bold black capitals.

CHFP025

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 3157344

Company Name in full MONEYSUPERMARKET.COM FINANCIAL GROUP LIMITED

	Day	Month	Year
Date of termination of appointment	[illegible]	[illegible]	2 0 0 7

as director X as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME

*Style / Title	MR
*Honours etc	
Forename(s)	DUNCAN
Surname	CAMERON

	Day	Month	Year
† Date of Birth	2 6	0 8	1 9 7 1

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** [illegible] 2007

(** serving director/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM GROUP
LASERFORM

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 03945937

Company Name in full MONEYSUPERMARKET.COM LIMITED

	Day	Month	Year
Date of termination of appointment	1 3	0 5	2 0 0 7

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title: MR *Honours etc:

Forename(s): SIMON JUSTIN

Surname: NIXON

	Day	Month	Year
† Date of Birth	0 7	0 8	1 9 6 7

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** 14 June 2007

(** serving director/secretary/XXXXXXXXXXXXXXXXXXXXXXXXXXXXXX)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

855127:

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 3945937

Company Name in full MONEYSUPERMARKET.COM LIMITED

	Day	Month	Year
Date of termination of appointment	1 3	0 6	2 0 0 7

as director X   as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title	MR
*Honours etc	
Forename(s)	DUNCAN
Surname	CAMERON

	Day	Month	Year
† Date of Birth	2 6	0 8	1 9 7 1

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** 14 June 2007

(** serving director/secretary/[deleted])

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28   DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM GROUP LASERFORM

288a

APPOINTMENT of director or secretary

Please complete in typescript, or in bold black capitals.

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

CHFP025

Company Number 03945937

Company Name in full MONEYSUPERMARKET.COM LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	13	06	2007	† Date of Birth	25	06	1968

Appointment form

Appointment as director: x — as secretary: [ ] — *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME

Notes on completion appear on reverse.

*Style / Title: MR — *Honours etc:

Forename(s): PAUL HARRIS

Surname: DOUGHTY

Previous Forename(s): — Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† 3 PEEL HALL PARK, GONGAR LANE

Post town: ASHTON HAYES — Postcode: CH3 8AY

County / Region: CHESTER — Country: ENGLAND

† Nationality: BRITISH — † Business occupation: CHIEF FINANCIAL OFFICER

† Other directorships (additional space overleaf): PLEASE SEE OVERLEAF

I consent to act as ** director / XXXXXX of the above named company

Consent signature [signature] — **Date** 13 June 2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] — **Date** [illegible] 2007

(** a director / secretary / XXXXXXXX / XXXXXXXXXXXXX / XXXXXXXXXX XXXXX)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 — DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 03945937

† Directors only.

† Other directorships

UNIQUE E-VENTURES LIMITED

PRECIS (2682) LIMITED

MONEY [illegible].COM FINANCIAL GROUP LIMITED

NOTES
Show the *full forenames*, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A *peer* or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

LFM GROUP
LASERFORM

288a

Please complete in typescript, or in bold black capitals.

CHFP025

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 03562463

Company Name in full MORTGAGE 2000 DESIGN & PROCESSING LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	13	06	2007	† Date of Birth	25	06	1968

Appointment form

Appointment as director: x   as secretary: [ ]   *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: MR   *Honours etc:

Notes on completion appear on reverse.

Forename(s): PAUL HARRIS

Surname: DOUGHTY

Previous Forename(s):   Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† 3 PEEL HALL PARK, GONGAR LANE

Post town: ASHTON HAYES   Postcode: CH3 8AY

County / Region: CHESTER   Country: ENGLAND

† Nationality: BRITISH   † Business occupation: CHIEF FINANCIAL OFFICER

† Other directorships (additional space overleaf): PLEASE SEE OVERLEAF

I consent to act as ** director / XXXXXXX of the above named company

* Voluntary details.
† Directors only.
**Delete as appropriate

Consent signature [signature]   **Date** 13.5.— 2007

A director, secretary etc must sign the form below.

Signed [signature]   **Date** [illegible] 2007

(** a director / secretary / XXXXXXXX / XXXXXXXXXXXXX / XXXXXXXXXXXXX)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28   DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

Company Number 03562463

† Directors only.

† Other directorships

UNIQUE E-VENTURES LIMITED

PRECIS (2682) LIMITED

[illegible] LIMITED

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

LFM GROUP
LASERFORM

288b

Please complete in typescript, or in bold black capitals.

CHFP025

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 4384674

Company Name in full MORTGAGE 2000 LIMITED

	Day	Month	Year
Date of termination of appointment	1 3	0 6	2 0 0 7

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title MR *Honours etc

Forename(s) DUNCAN

Surname CAMERON

	Day	Month	Year
† Date of Birth	2 6	0 8	1 9 7 1

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** 13 June 2007

(** serving director/secretary/XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM GROUP
LASERFORM

288b

Please complete in typescript, or in bold black capitals.

CHFP025

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 04384674

Company Name in full MORTGAGE 2000 LIMITED

	Day	Month	Year
Date of termination of appointment	1 3	0 6	2 0 0 7

as director [ ] as secretary [X] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME Please insert details as previously notified to Companies House.

*Style / Title: MR *Honours etc:

Forename(s): PAUL HARRIS

Surname: DOUGHTY

	Day	Month	Year
† Date of Birth	2 5	0 6	1 9 6 8

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** 11 June 2007

(** serving director/secretary/XXXXXXXXXXXXXXXXXXXXXXXXXXXX)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM GROUP
LASERFORM

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 04384674

Company Name in full MORTGAGE 2000 LIMITED

	Day	Month	Year
Date of appointment	1 7	0 5	2 0 0 7
† Date of Birth	2 5	0 6	1 9 6 8

Appointment form

Appointment as director: x
as secretary:

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: MR
*Honours etc:

Forename(s): PAUL HARRIS

Surname: DOUGHTY

Previous Forename(s):
Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Usual residential address †† 3 PEEL HALL PARK, GONGAR LANE

Post town: ASHTON HAYES
Postcode: CH3 8AY

County / Region: CHESTER
Country: ENGLAND

† Nationality: BRITISH
† Business occupation: CHIEF FINANCIAL OFFICER

† Other directorships (additional space overleaf): PLEASE SEE OVERLEAF

I consent to act as ** director / XXXXXXX of the above named company

* Voluntary details.
† Directors only.
**Delete as appropriate

Consent signature [signature] **Date** 18 June 2007 2007

A director, secretary etc must sign the form below.

Signed [signature] **Date** 18 June 2007

(** a director / secretary / XXXXXXXX / XXXXXXXXXXXXXX / XXXXXXXXXXXXX)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.
CHFP025

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 03157344

Company name in full: MONEYSUPERMARKET.COM FINANCIAL GROUP LIMITED

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17	09	2007			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	2,258		
Nominal value of each share	£00.01		
Amount (if any) paid or due on each share (including any share premium)	£300.00		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): RICHARD NEIL MASON	Class of shares allotted	Number allotted
Address: HOLLY GRANGE, STONE ROAD, BRAMSHALL, NR UTTOXETER	ORDINARY	333
UK Postcode ST14 5BG		
Name(s): STUART GLENDINNING	Class of shares allotted	Number allotted
Address: SQUIRRELS CHASE, QUARRY LANE, KELSALL, CHESHIRE	ORDINARY	333
UK Postcode CW6 0PD		
Name(s): SEAN THWENY	Class of shares allotted	Number allotted
Address: 15 GREEN MEADOWS, HAWARDEN, DEESIDE	ORDINARY	333
UK Postcode CH5 3SL		
Name(s): CHRISTIAN JAMES NIXON	Class of shares allotted	Number allotted
Address: WEST END HOUSE, VAUGHANS LANE, CHESTER	ORDINARY	333
UK Postcode CH3 5XF		
Name(s): JEREMY DODD	Class of shares allotted	Number allotted
Address: RUDALE, 6 DEE BANKS, CHESTER	ORDINARY	175
UK Postcode CH3 5UX		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed ______________________ Date JUNE 2007

** A director / secretary XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

855161

(Revised 2005)
Return of Allotment of Shares
Form 88(2) continuation sheet no: 1

Please complete in typescript, or in bold black capitals.
CHFP025

Company Number: 03157344

Company name in full: MONEYSUPERMARKET.COM FINANCIAL GROUP LIMITED

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): PAUL DOUGHTY Address: 3 PEEL HALL PARK, GONGAR LANE, ASHTON HAYES, CHESTER UK Postcode: CH3 8AY	ORDINARY	327
Name(s): ALAN CROFTS Address: 5 BARNABY CHASE, CLUTTON, CHESTER UK Postcode: CH3 9SH	ORDINARY	75
Name(s): RICHARD PETER MAHER Address: TOWN END FARM, CHELMORTON, NR BUXTON, DERBYSHIRE UK Postcode: SK17 9SH	ORDINARY	109
Name(s): NICOLA JAYNE INGHAM Address: 7 WILLOW GROVE, BUCKLEY, CHESTER UK Postcode: CH7 3NR	ORDINARY	53

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): GARETH JAMES Address: 6 HARLEQUIN DRIVE, STOKE-ON-TRENT, STAFFORDSHIRE UK Postcode: ST6 7QN	ORDINARY	66
Name(s): JAMES NOLAN CLARKE Address: 8 LLYS Y WENNOL, HENLLAN, DENBIGHSHIRE UK Postcode: LL16 5AZ	ORDINARY	55
Name(s): ANDREW N. HAIGH Address: 213 MEDLOCK ROAD, WOODHOUSES, FAILSWORTH UK Postcode: M35 9NQ	ORDINARY	33
Name(s): JONATHAN JAMES SMITH Address: 10 BARWICK PLACE, SALE, CHESHIRE UK Postcode: M33 6RB	ORDINARY	33
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

LFM
WWW.LASERFORM.CO.UK

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4384674
Company name in full	MORTGAGE 2000 LIMITED

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13	06	2007			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	500,000		
Nominal value of each share	£1.00		
Amount (if any) paid or due on each share (including any share premium)	£1.00		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	£500,000.00

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

955148

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s) MONEYSUPERMARKET.COM FINANCIAL GROUP LIMITED Address MONEYSUPERMARKET HOUSE, SAINT DAVID'S PARK, EWLOE, CHESTER UK Postcode CH5 3UZ	Class of shares allotted ORDINARY	Number allotted 500,000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [illegible] Date [illegible] 2007

** A director / secretary ~~XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX~~

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

855148

LFM GROUP LASERFORM

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 03157344

Company Name in full MONEYSUPERMARKET.COM FINANCIAL GROUP LIMITED

	Day	Month	Year
Date of appointment	18	06	2007
† Date of Birth	02	01	1975

Appointment form

Appointment as director [ ] as secretary [X]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME

*Style / Title: MR

*Honours etc:

Forename(s): DARREN PAUL

Surname: DRABBLE

Previous Forename(s):

Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† 12 BROOKLAWN DRIVE

Post town: DIDSBURY

Postcode: M20 3GZ

County / Region: MANCHESTER

Country: ENGLAND

† Nationality: BRITISH

† Business occupation: GENERAL COUNSEL

† Other directorships (additional space overleaf):

I consent to act as ** XXXXXX/ secretary of the above named company

* Voluntary details.
† Directors only.
**Delete as appropriate

Consent signature [signature] **Date** 18 June 2007

A director, secretary etc must sign the form below.

Signed [signature] **Date** 18 June 2007

(** a director / secretary / XXXXXXX/ XXXXXXXXXXXXX / XXXXXXXXXX/XXXXX)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM GROUP LASERFORM

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 04384674

Company Name in full MORTGAGE 2000 LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	13	06	2007	† Date of Birth	02	01	1975

Appointment form Appointment as director [ ] as secretary [X] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: MR *Honours etc:

Forename(s): DARREN PAUL

Surname: DRABBLE

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† 12 BROOKLAWN DRIVE

Post town: DIDSBURY Postcode: M20 3GZ

County / Region: MANCHESTER Country: ENGLAND

† Nationality: BRITISH † Business occupation: GENERAL COUNSEL

† Other directorships (additional space overleaf):

I consent to act as ** XXXXXX/ secretary of the above named company

Consent signature [signature] **Date** 13 June 2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 13 June 2007

(** a director / secretary / XXXXXXXX / XXXXXXXXXXXXXX / XXXXXXXXXX / XXXXX)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 04384674

† Directors only.

† *Other directorships*

NOTES
Show the *full forenames*, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any *time in the past five years.*

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

LFM GROUP LASERFORM

Please complete in typescript, or in bold black capitals.

CHFP025

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 03945937

Company Name in full MONEYSUPERMARKET.COM LIMITED

	Day	Month	Year
Date of appointment	13	06	2007
† Date of Birth	02	01	1975

Appointment form Appointment as director [ ] as secretary [x]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: MR *Honours etc:

Forename(s): DARREN PAUL

Surname: DRABBLE

Previous Forename(s): Previous Surname(s):

Usual residential address †† 12 BROOKLAWN DRIVE

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: DIDSBURY Postcode: M20 3GZ

County / Region: MANCHESTER Country: ENGLAND

† Nationality: BRITISH † Business occupation: GENERAL COUNSEL

† Other directorships (additional space overleaf):

I consent to act as ** XXXXXX/ secretary of the above named company

Consent signature [signature] **Date** 13 June 2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 18 June 2007

(** a director / secretary / XXXXXXXX/ XXXXXXXXXXXXXXX / XXXXXXXXXXXX/ XXXXX)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales ***or***
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 03945937

† Directors only.

† Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

LFM GROUP
LASERFORM

288a

Please complete in typescript, or in bold black capitals.

CHFP025

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number	04384073
Company Name in full	1ST SOURCE PARTNERSHIP LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	13	06	2007	† Date of Birth	02	01	1975

Appointment form

Appointment as director [ ] as secretary [X] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title	MR	*Honours etc	
Forename(s)	DARREN PAUL		
Surname	DRABBLE		
Previous Forename(s)		Previous Surname(s)	
Usual residential address ††	12 BROOKLAWN DRIVE		
Post town	DIDSBURY	Postcode	M20 3GZ
County / Region	MANCHESTER	Country	ENGLAND
† Nationality	BRITISH	† Business occupation	GENERAL COUNSEL
† Other directorships (additional space overleaf)			

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

I consent to act as ** XXXXXX/ secretary of the above named company

Consent signature [signature] **Date** 13 June 2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 13 June 2007

(** a director / secretary / XXXXXXXX/ XXXXXXXXXXXXXX / XXXXXXXXXXXXXXX)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM GROUP LASERFORM

288a

Please complete in typescript, or in bold black capitals.

CHFP025

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 03611158

Company Name in full DOTCOM TRAVEL LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	13	06	2007	† Date of Birth	02	01	1975

Appointment form Appointment as director [ ] as secretary [X] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: MR *Honours etc:

Forename(s): DARREN PAUL

Surname: DRABBLE

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† 12 BROOKLAWN DRIVE

Post town: DIDSBURY Postcode: M20 3GZ

County / Region: MANCHESTER Country: ENGLAND

† Nationality: BRITISH † Business occupation: GENERAL COUNSEL

† Other directorships (additional space overleaf):

I consent to act as ** ~~director~~/ secretary of the above named company

* Voluntary details.
† Directors only.
**Delete as appropriate

Consent signature [signature] **Date** 13 June 2007

A director, secretary etc must sign the form below.

Signed [signature] **Date** 13 June 2007

(** a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM GROUP
LASERFORM

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 03562463

Company Name in full MORTGAGE 2000 DESIGN & PROCESSING LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	13	06	2007	† Date of Birth	02	01	1975

Appointment form

Appointment as director [ ] as secretary [X]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: MR *Honours etc:

Forename(s): DARREN PAUL

Surname: DRABBLE

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† 12 BROOKLAWN DRIVE

Post town: DIDSBURY Postcode: M20 3GZ

County / Region: MANCHESTER Country: ENGLAND

† Nationality: BRITISH † Business occupation: GENERAL COUNSEL

† Other directorships (additional space overleaf):

I consent to act as ** ~~director~~/ secretary of the above named company

* Voluntary details.
† Directors only.
**Delete as appropriate

Consent signature [signature] **Date** 13 June 2007

A director, secretary etc must sign the form below.

Signed [signature] **Date** 13 June 2007

(** a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Laserform International 6/02

855104

Company Number:

† Directors only.

† Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

LFM GROUP
LASERFORM

288a

Please complete in typescript, or in bold black capitals.

CHFP025

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 04466002

Company Name in full VIEW MY ACCOUNTS LIMITED

	Day	Month	Year
Date of appointment	18	06	2007
† Date of Birth	02	01	1975

Appointment form Appointment as director [ ] as secretary [X]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: MR *Honours etc:

Forename(s): DARREN PAUL

Surname: DRABBLE

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† 12 BROOKLAWN DRIVE

Post town: DIDSBURY Postcode: M20 3GZ

County / Region: MANCHESTER Country: ENGLAND

† Nationality: BRITISH † Business occupation: GENERAL COUNSEL

† Other directorships (additional space overleaf):

I consent to act as ** XXXXXX/ secretary of the above named company

Consent signature [signature] **Date** 13 June 2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 13 June 2007

(** a director / secretary / XXXXXXXX / XXXXXXXXXXXXXXX / XXXXXXXXXXX / XXXXX)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 04466002

† Directors only. † *Other directorships*

NOTES
Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- *for a married woman*, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

LFM GROUP
LASERFORM

288a

Please complete in typescript, or in bold black capitals.

CHFP025

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number	3544396
Company Name in full	M2 MORTGAGE CLUB LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	13	06	2007	† Date of Birth	02	01	1975

Appointment form

Appointment as director [ ] as secretary [X]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title	MR	*Honours etc	
Forename(s)	DARREN PAUL		
Surname	DRABBLE		
Previous Forename(s)		Previous Surname(s)	
Usual residential address ††	12 BROOKLAWN DRIVE		
Post town	DIDSBURY	Postcode	M20 3GZ
County / Region	MANCHESTER	Country	ENGLAND
† Nationality	BRITISH	† Business occupation	GENERAL COUNSEL
† Other directorships (additional space overleaf)			

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

I consent to act as ** XXXXXX/ secretary of the above named company

Consent signature [signature] **Date** 13 June 2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 18 June 2007

(** a director / secretary / XXXXXXXX / XXXXXXXXXXXXXX / XXXXXXXXXXXXXXX)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House receipt date barcode

Company Number 3544396

† Directors only. † Other directorships

NOTES
Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- *for a married woman*, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

LFM GROUP LASERFORM

288a

Please complete in typescript, or in bold black capitals.

CHFP025

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 03983242

Company Name in full MONEYSUPERMARKET LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	13	06	2007	† Date of Birth	02	01	1975

Appointment form Appointment as director [ ] as secretary [X] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: MR *Honours etc:

Forename(s): DARREN PAUL

Surname: DRABBLE

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† 12 BROOKLAWN DRIVE

Post town: DIDSBURY Postcode: M20 3GZ

County / Region: MANCHESTER Country: ENGLAND

† Nationality: BRITISH † Business occupation: GENERAL COUNSEL

† Other directorships (additional space overleaf):

I consent to act as ** ~~director~~/ secretary of the above named company

Consent signature [signature] **Date** 13 June 2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 13 June 2007

(** a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

8551040

Company Number 03983242

† Directors only. † Other directorships

NOTES
Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- *another wholly owned subsidiary of the same parent company.*

LFM GROUP LASERFORM

288a

Please complete in typescript, or in bold black capitals.

CHFP025

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 6160943

Company Name in full PRECIS (2682) LIMITED

	Day	Month	Year
Date of appointment	15	06	2007
† Date of Birth	02	01	1975

Appointment form Appointment as director [ ] as secretary [X]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: MR *Honours etc:

Forename(s): DARREN PAUL

Surname: DRABBLE

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† 12 BROOKLAWN DRIVE

Post town: DIDSBURY Postcode: M20 3GZ

County / Region: MANCHESTER Country: ENGLAND

† Nationality: BRITISH † Business occupation: GENERAL COUNSEL

† Other directorships (additional space overleaf):

I consent to act as ** ~~director~~/ secretary of the above named company

* Voluntary details.
† Directors only.
**Delete as appropriate

Consent signature [signature] **Date** 15 June 2007

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15 June 2007

(** a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 6160943

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

LFM GROUP
LASERFORM

AMENDMENT TO ANNUAL RETURN

Dated: 20.06.2006
Details of issued share capital amended

363a

Please complete in typescript, or in bold black capitals.

CHFP025

Annual Return

Company Number 4466002

Company Name in full VIEW MY ACCOUNTS LIMITED

Date of this return

The information in this return is made up to

Day	Month	Year
20	06	2006

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year
18	07	2007

Registered Office

Show here the address **at the date of this return.**

MONEYSUPERMARKET HOUSE

SAINT DAVIDS PARK

*Any change of registered office **must** be notified on form 287.*

Post town: EWLOE

County / Region: CHESTER

UK Postcode: CH5 3UZ

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

6523

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

855040

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Post town

County / Region

UK Postcode

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town

County / Region

UK Postcode

Company type

Public limited company		Please tick the appropriate box
Private company limited by shares	X	
Private company limited by *guarantee without* share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

Name

* Style / Title: MR

Forename(s): PAUL HARRIS

Surname: DOUGHTY

Address ††

17 HUSH HOUSE

WEAVER STREET

Post town: CHESTER

County / Region: CHESHIRE

UK Postcode: C H 1 2 B Q

Country: ENGLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Name * Style / Title

	Day	Month	Year
Date of birth	0 7	0 8	1 9 6 7

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Forename(s) SIMON JUSTIN

Surname NIXON

Address †† 3 SANDOWN TERRACE

BOUGHTON

Post town CHESTER

County / Region CHESHIRE UK Postcode C H 3 5 B N

Country ENGLAND **Nationality** BRITISH

Business occupation PUBLISHER

* Voluntary details.

Name * Style / Title

	Day	Month	Year
Date of birth	/	/	

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Forename(s)

Surname

Address ††

Post town

County / Region UK Postcode

Country **Nationality**

Business occupation

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
ORDINARY	1.00	1.00
Totals	1.00	1.00

List of past and present shareholders

(Use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

There were no changes in the period [X]

	on paper	in another format
A list of changes is enclosed	[ ]	[ ]
A full list of shareholders is enclosed	[ ]	[ ]

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed ______ **Date** JUNE 2007

† a ~~director~~ / secretary

† *Please delete as appropriate.*

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 0 continuation sheets.

(enter number)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP

Exchange House, Primrose Street, London

EC2A 2HS Tel 020 7374 8000

DX number 28 DX exchange

Please list directors in alphabetical order.

Name * Style / Title

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Day Month Year

Date of birth __ __ / __ __ / __ __ __ __

Forename(s)

Surname

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address ††

Post town

County / Region UK Postcode

Country **Nationality**

Business occupation

* Voluntary details.

Name * Style / Title

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Day Month Year

Date of birth __ __ / __ __ / __ __ __ __

Forename(s)

Surname

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address ††

Post town

County / Region UK Postcode

Country **Nationality**

Business occupation

Please list directors in alphabetical order.

Name * Style / Title

Day Month Year

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth __ __ / __ __ / __ __ __ __

Forename(s)

Surname

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address ††

Post town

County / Region

UK Postcode

Country

Nationality

Business occupation

* Voluntary details.

Name * Style / Title

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Day Month Year

Date of birth __ __ / __ __ / __ __ __ __

Forename(s)

Surname

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address ††

Post town

County / Region

UK Postcode

Country

Nationality

Business occupation

LFM GROUP LASERFORM

Please complete in typescript, or in bold black capitals.

CHFP025

AMENDMENT TO ANNUAL RETURN DATED 28/02/2007 - Details of issued share capital amended.

363a

Annual Return

Company Number 4384674

Company Name in full MORTGAGE 2000 LIMITED

Date of this return

The information in this return is made up to

Day	Month	Year
2 8	0 2	2 0 0 7

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year
2 7	0 3	2 0 0 8

Registered Office

Show here the address **at the date of this return.**

MONEYSUPERMARKET HOUSE

SAINT DAVIDS PARK

*Any change of registered office **must** be notified on form 287.*

Post town: EWLOE

County / Region: CHESTER

UK Postcode: C H 5 3 U Z

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

6713

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

855910

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Post town

County / Region UK Postcode

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town

County / Region UK Postcode

Company type

Public limited company		Please tick the appropriate box
Private company limited by shares	X	
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

Name

* Style / Title: MR

Forename(s): PAUL HARRIS

Surname: DOUGHTY

Address †† ☐

3 PEEL HALL PARK, GONGAR LANE

ASHTON HAYES

Post town: CHESTER

County / Region: CHESHIRE UK Postcode: C H 3 8 A Y

Country: ENGLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or *Scottish firm*, give the registered or principal office address.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Please list directors in alphabetical order.

Name * Style / Title

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Date of birth (Day / Month / Year): 2 6 / 0 8 / 1 9 7 1

Forename(s): DUNCAN RUSSELL

Surname: CAMERON

Address †† 5 CLAYTON COURT

DUKE STREET

Post town: CHESTER

County / Region: CHESHIRE UK Postcode: C H 1 1 N E

Country: ENGLAND **Nationality** BRITISH

Business occupation SYSTEMS ANALYSTS

* Voluntary details.

Name * Style / Title

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Date of birth (Day / Month / Year): 2 6 / 1 2 / 1 9 6 1

Forename(s): SEAN

Surname: HORNSBY

Address †† 9 WASDALE CLOSE

WEST BRIDGFORD

Post town: NOTTINGHAM

County / Region: NOTTINGHAMSHIRE UK Postcode: N G 2 6 R G

Country: ENGLAND **Nationality** BRITISH

Business occupation MANAGING DIRECTOR

Issued share capital Enter details of all the shares in issue at the date of this return.	Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
	ORDINARY	1.00	1.00
	Totals	1.00	1.00

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period [X]

	on paper	in another format
A list of changes is enclosed		
A full list of shareholders is enclosed		

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 13 JUNE 2007

† Please delete as appropriate.

† a director / secretary

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 0 continuation sheets.
(enter number)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London
EC2A 2HS Tel 020 7374 8000
DX number 28 DX exchange

Please list directors in alphabetical order.

Name * Style / Title

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Date of birth (Day Month Year): 07/08/1967

Forename(s): SIMON JUSTIN

Surname: NIXON

Address ††: 3 SANDOWN TERRACE

BOUGHTON

Post town: CHESTER

County / Region: CHESHIRE   UK Postcode: CH3 5BN

Country: ENGLAND   **Nationality**: BRITISH

Business occupation: PUBLISHER

* Voluntary details.

Name * Style / Title

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Date of birth (Day Month Year): __/__/____

Forename(s):

Surname:

Address ††:

Post town:

County / Region: UK Postcode:

Country: **Nationality**:

Business occupation:

Directors

Please list directors in alphabetical order.

Name * Style / Title

Day Month Year

Directors In the case of a director that is a *corporation* or a Scottish firm, the name is the corporate or firm name.

Date of birth __ __ / __ __ / __ __ __ __

Forename(s)

Surname

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address †† ☐

Post town

County / Region UK Postcode

Country **Nationality**

Business occupation

* Voluntary details.

Name * Style / Title

Day Month Year

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth __ __ / __ __ / __ __ __ __

Forename(s)

Surname

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address †† ☐

Post town

County / Region UK Postcode

Country **Nationality**

Business occupation

LFM GROUP
LASERFORM

AMENDMENT TO ANNUAL RETURN dated 28/02/2007 – details of issued share capital amended

363a

Please complete in typescript, or in bold black capitals.

CHFP025

Annual Return

Company Number 4384073

Company Name in full 1ST SOURCE PARTNERSHIP LIMITED

Date of this return

The information in this return is made up to

Day	Month	Year
2 8	0 2	2 0 0 7

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year
2 7	0 3	2 0 0 8

Registered Office

Show here the address **at the date of this return.**

Any change of registered office must be notified on form 287.

MONEYSUPERMARKET HOUSE

SAINT DAVIDS PARK

Post town: EWLOE

County / Region: CHESTER

UK Postcode: CH5 3UZ

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

6713

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Laserform International 6/02

955092

If the register of members is not kept at the registered office, state here where it is kept.

Post town

County / Region

UK Postcode

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town

County / Region

UK Postcode

Company type

Public limited company	
Private company limited by shares	X
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

Name

* Style / Title MR

Forename(s) PAUL HARRIS

Surname DOUGHTY

Address †† 3 PEEL HALL PARK, GONGAR LANE

ASHTON HAYES

Post town CHESTER

County / Region CHESHIRE

UK Postcode CH3 8AY

Country ENGLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Please list directors in alphabetical order.

Name * Style / Title

Day Month Year

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth 2 6 / 0 8 / 1 9 7 1

Forename(s) DUNCAN RUSSELL

Surname CAMERON

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address †† 5 CLAYTON COURT

DUKE STREET

Post town CHESTER

County / Region CHESHIRE UK Postcode C H 1 1 N E

Country ENGLAND **Nationality** BRITISH

Business occupation SYSTEMS ANALYSTS

* Voluntary details.

Name * Style / Title

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Day Month Year

Date of birth 0 7 / 0 8 / 1 9 6 7

Forename(s) SIMON JUSTIN

Surname NIXON

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address †† 3 SANDOWN TERRACE

BOUGHTON

Post town CHESTER

County / Region CHESHIRE UK Postcode C H 3 5 B N

Country ENGLAND **Nationality** BRITISH

Business occupation PUBLISHER

Issued share capital
Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
ORDINARY	1.00	1.00
Totals	1.00	1.00

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period [X]

	on paper	in another format
A list of changes is enclosed		
A full list of shareholders is enclosed		

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 13 JUNE 2007

† a director / secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 0 continuation sheets. *(enter number)*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Herbert Smith LLP
Exchange House, Primrose Street, London
EC2A 2HS Tel 020 7374 8000
DX number 28 DX exchange

Please list directors in alphabetical order.

Name * Style / Title

Day Month Year

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth __ __ / __ __ / __ __ __ __

Forename(s)

Surname

Address ††

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Post town

County / Region

UK Postcode

Country

Nationality

Business occupation

* Voluntary details.

Name * Style / Title

Day Month Year

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth __ __ / __ __ / __ __ __ __

Forename(s)

Surname

Address ††

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Post town

County / Region

UK Postcode

Country

Nationality

Business occupation

Please list directors in alphabetical order.

Name * Style / Title

Day Month Year

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth __ __ / __ __ / __ __ __ __

Forename(s)

Surname

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address ††

☐

Post town

County / Region UK Postcode

Country **Nationality**

Business occupation

* Voluntary details.

Name * Style / Title

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Day Month Year

Date of birth __ __ / __ __ / __ __ __ __

Forename(s)

Surname

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address ††

☐

Post town

County / Region UK Postcode

Country **Nationality**

Business occupation

G

CHFP025

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
04384674

Name of company

* insert full name of company

* MORTGAGE 2000 LIMITED

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 13 JUNE 2007 the nominal capital of the company has been increased by £ 501,000.00 beyond the registered capital of £ 1,000.00.

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

IN ACCORDANCE WITH THE ARTICLES OF ASSOCIATION

† the copy must be printed or in some other form approved by the registrar

Please tick here if continued overleaf

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ [signature] Date JUNE 2007

Presenter's name address and reference (if any) :
Herbert Smith LLP
Exchange House
Primrose Street
London
EC2A 2HS

For official Use (02/06)
General Section

Post room

Notes

The address for companies registered in England and Wales or Wales is :-

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX 33050 Cardiff

or, for companies registered in Scotland :-

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX 235 Edinburgh or LP - 4 Edinburgh 2

Herbert Smith

RECEIVED
2007 JUN 22 A 6:-5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS
T +44 (0)20 7374 8000
F +44 (0)20 7374 0888
DX 28

www.herbertsmith.com

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Date
14 June 2007

Re: Moneysupermarket.com Group Plc – Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

On behalf of Moneysupermarket.com Group Plc (the "**Company**" or the "**Group**"), a public limited company organized under the laws of England and Wales, we herewith furnish information with respect to the Company in order to establish an exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), from the registration requirements of Section 12(g) of the Exchange Act. The Company has provided us with, and has authorized us to make on its behalf, the factual representations contained in this letter.

Background Information

The Company operates the UK's leading finance price comparison website and a leading travel price comparison website. The Company's internet business was established in 1999 by the two current selling shareholders, Simon Nixon and Duncan Cameron (the "**Selling Shareholders**") and currently operates using two flagship websites, *MS.com* and *TS.com*, across four vertical markets, Money, Insurance, Travel and Home Services, covering 25 price comparison channels. In addition to its primary Internet business, the Company has an offline intermediary business providing mortgage sourcing and information systems and related services to financial intermediaries.

Application has been made to the Financial Services Authority ("**FSA**") and to the London Stock Exchange plc (the "**London Stock Exchange**") respectively for UK admission of the whole of the issued and to be issued ordinary share capital of the Company: (i) to the Official List of the UKLA (the "**Official List**"); and (ii) to the London Stock Exchange's main market for listed securities. Pursuant to this admission, it is expected that that the Company will issue new shares and the Selling Shareholders will sell existing shares of the Company in each case (i) to individuals in the UK pursuant to an offer to retail investors, (ii) to certain institutional investors in the United Kingdom and elsewhere outside the United States pursuant to an offer to institutional investors and (iii) in the United States, only to qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended (the "**Global Offer**"). The Company would like to establish an exemption pursuant to Rule 12g3-2(b) concurrent with listing of the Company's shares pursuant the Global Offer, in connection with which conditional trading is expected to take place on 20 July 2007.

The Company has informed us that its current capital structure is as follows:

Authorized Shares:	154,500 Ordinary Shares of £1 each 10,000 A Ordinary Shares of £1 each 85,500 B Ordinary Shares of £1 each
Issued and Outstanding Shares:	6,758 Ordinary Shares of £1 each 4,796 A Ordinary Shares of £1 each 85,500 B Ordinary Shares of £1 each

US-resident Holders

Pursuant to Rule 12g3-2(b)(1)(v), there are no holders of the Company's equity securities resident in the United States. Further, there has been no recent public distribution of securities by the Company or any affiliates thereof.

Information Furnished

Please find attached hereto as Appendix A a list of the information the Company has made public, filed or distributed since the beginning of its last fiscal year (i.e., since 1 January 2006). Please also find enclosed copies of the documents referred to in Appendix A.

Please find attached hereto as Appendix B a list of material information that the Company makes, is required to make, or after listing will be required to make public pursuant to the laws of England and Wales.

Please find attached hereto as Appendix C a list of the information the Company files, is required to file, or after listing will be required to file with the Financial Services Authority, and which has or will be made public by the Financial Services Authority.

Please find attached hereto as Appendix D a list of the information the Company distributes, is required to distribute or after listing will be required to distribute to holders of its securities.

For your information, noted against each of the items in Appendixes B, C and D is the date on which the particular item is or will be required to be made public under the laws of England and Wales, distributed to security holders or filed with the Financial Services Authority, and the name of the entity requiring such disclosure or distribution to be made. If the requirements for the type of information to be made public undergo any changes, then the Company will promptly advise you of such fact and furnish you with a revised list after the end of the fiscal year in which such change occurs.

Representatives of the Company have informed us that the Company will furnish to the SEC on an ongoing basis the information required by subparagraph (b)(1)(iii) of the Rule.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

Please provide the undersigned with the Commission file number to be used in connection with the furnishing of future information by the Company pursuant to the Rule.

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address.

Yours sincerely,

Jeff Hendrickson

U.S. Associate
Herbert Smith
T: +44 (0)20 7466 2766
F: +44 (0)20 7374 0888
Email: jeffrey.hendrickson@herbertsmith.com
www.herbertsmith.com

w/enc

APPENDIX A

MATERIAL MADE PUBLIC, FILED OR DISTRIBUTED BY THE COMPANY SINCE THE BEGINNING OF ITS FISCAL YEAR 2006

Appendix A1: Press Releases

Release Date	Title
6 November 2006	IT crowd to plug into £150,000 scheme
10 January 2007	New Chief Technology Officer for expanding internet business
19 January 2007	Enter Moneysupermarket's IT Dragons Den and come out a millionaire
4 May 2007	Nic Cicutti 'clicks' with Moneysupermarket.com
7 June 2007	Moneysupermarket.com – Transaction Announcement

Appendix A2: Companies House Filings

Date Released	Document Type	Companies House Filing
21 February 2006	Form 288c(ef)	Change in the details of a Director (new address)
21 February 2006	Form 363a(ef)	Annual Return
25 October 2006	AA	Directors' Report and Financial Statements
21 February 2007	Form 288c(ef)	Change in the details of a Director (new address)
21 February 2007	Form 363a(ef)	Annual Return
20 April 2007	Form 403a	Declaration of satisfaction in full or in part of mortgage or charge
20 April 2007	Form 403a	Declaration of satisfaction in full or in part of mortgage or charge
20 April 2007	Form 403a	Declaration of satisfaction in full or in part of mortgage or charge
20 April 2007	Form 403a	Declaration of satisfaction in full or in part of mortgage or charge
13 June 2007	Form 288b	Terminating appointment as director or secretary

[THIS PAGE INTENTIONALLY LEFT BLANK]

APPENDIX B

INFORMATION REQUIRED TO BE MADE PUBLIC FOR A PUBLIC LIMITED COMPANY UNDER THE LAWS OF ENGLAND AND WALES

Document/Event	Persons to be informed and Timescale
Memorandum of Association	Must be filed with the Registrar of Companies upon incorporation of the Company. (Companies Act s.10). Following an alteration to the Memorandum, a printed copy of the altered Memorandum and the special resolution making the change must be filed with the Registrar of Companies: • in the case of any amendment to the objects clause, within 15 days of the end of the 21 day period after the amendment has been made during which time an application to the court to cancel this amendment can be made. (Companies Act s.5 and 6); • in the case of any amendment to any other clause (name, registered office, liability of members, authorised share capital) within 15 days. (Companies Act s.18).
Articles of Association	Must be filed with the Registrar of Companies upon incorporation of the Company. (Companies Act s.10). Following an alteration to the Articles, a printed copy of the altered Articles and the special resolution making the change must be filed with the Registrar of Companies within 15 days. (Companies Act s.18).
Details of registered office, the directors and secretary of the Company (Form 10)	Must be filed with the Registrar of Companies upon incorporation of the Company. (Companies Act s.10).
Statutory declaration of compliance with the registration requirements of the Companies Act (Form 12)	Must be filed with the Registrar of Companies upon incorporation of the Company. (Companies Act s.12).

Document/Event	Persons to be informed and Timescale
Annual Accounts along with the Directors' Report, the Auditors' Report and the directors' remuneration report	Copies must be: • filed with the Registrar of Companies within 7 months of the financial year end (Companies Act s.242, s.244); and • made available/distributed in full or summary form to the shareholders, debenture holders and every other person who is entitled to receive notice of general meetings, not less than 21 days before the date of the meeting at which copies of these documents are to be laid. (Companies Act s.238).
Annual Return (Form 363)	Must be delivered to the Registrar of Companies within 28 days after the date to which it is made up, which will either be a date no later than the anniversary of the Company's incorporation date or the anniversary of the date to which the last return was made up (Companies Act s.363).
Change of Registered Office (Form 287)	Notice must be given to the Registrar of Companies. (No prescribed time limit). Until 14 days after the change is registered, a third party may rely on the previous address. (Companies Act s.287).
Change of Name (Companies Act s.28)	A copy of the resolution making the change must be sent to the Registrar of Companies within 15 days (Companies Act s.380); A printed copy of the Memorandum showing the change must also be delivered to the Registrar of Companies within 15 days (Companies Act s.18).
Change of or change in particulars of Directors and Company Secretary (Form 288)	Notice must be given • to the Registrar of Companies, within 14 days of such change (Companies Act s.288); and • without delay, and no later than by the end of the business day following the decision or receipt of notice about the change by the Company, to the FSA (Listing Rule 9.6.11).

Document/Event	Persons to be informed and Timescale
Change in Accounting Reference Date (Form 225)	Notice must be given to the Registrar of Companies, prior to the expiration of the period for laying and delivering accounts under the existing accounting reference date. (Companies Act s.225).
Creation of charges over some/all of the Company's assets or acquisition of property subject to a charge (Form 395)	Notice must be given to the Registrar of Companies within 21 days of creation or acquisition. (Companies Act s.398)
Allotment of shares or securities (Form 88)	Notice must be given to the Registrar of Companies within 1 month of the allotment. (Companies Act s.88)
Consolidation, sub-division, conversion into stock, redemption or cancellation by the Company of its shares (Form 122)	Notice must be given to the Registrar of Companies within 1 month. (Companies Act s.122)

Document/Event	Persons to be informed and Timescale
Increase in authorised share capital (Form 123)	Notice must be given to the Registrar of Companies within 15 days of the passing of the resolution. A printed copy of the resolution and of the amended Memorandum also need to be sent. (Companies Act s.123)
Details of the Company's purchase of its own shares (other than for holding in treasury) (Form 169)	Notice must be given to the Registrar of Companies within the period of 28 days beginning with the date on which any shares purchased (and subsequently cancelled rather than being held in treasury) by the Company are delivered to it, including details of the aggregate amount paid by the Company and the maximum and minimum price per share. (Companies Act s.169)
Details of shares purchased for holding in treasury (Form 169(1B))	Notice must be given to the Registrar of Companies within the period of 28 days beginning with the date on which any shares purchased by the Company are delivered to it to be held in treasury, including details of the aggregate amount paid by the Company and the minimum and maximum price per share. (Companies Act s.169)
Details of shares cancelled, sold or transferred from treasury (Form 169A(2))	Notice must be given to the Registrar of Companies of the cancellation, or sale or transfer for the purposes of or pursuant to an employees' share scheme of any shares held in treasury within 28 days of such cancellation or disposal. (Companies Act s.169A)
Directors' service contracts	Notice must be given to the Registrar of Companies as to where the contracts are kept. (Companies Act s. 318)
Change of auditors	Notice must be given to the Registrar of Companies within 14 days of the change. (Companies Act s. 391, s.392)
Variation of rights attached to shares or registration of newly created class rights	Notice must be given to the Registrar of Companies within one month of the variation or creation. (Companies Act s.128)

Document/Event	Persons to be informed and Timescale
Amongst others, the following Resolutions of the Company: • All Special Resolutions (Companies Act s.380) • All Extraordinary Resolutions • Ordinary Resolutions giving the directors authority to allot shares. (Companies Act s.80) • Ordinary Resolutions to increase the authorised share capital. (Companies Act s.121) • Ordinary Resolutions to make market purchases of the Company's shares (Companies Act s.166) • All Written Resolutions, where written resolution procedure used in lieu of any of the above (Companies Act s.380)	A copy must be filed with the Registrar of Companies within 15 days of being passed.

APPENDIX C

FINANCIAL SERVICES AUTHORITY REQUIREMENTS

GENERAL OBLIGATION OF DISCLOSURE
The Company must notify a Regulatory Information Service (operated by the London Stock Exchange and by certain other authorised providers) of any "inside information" which directly concerns the company unless delay is permitted under Disclosure Rule 2.5.1[1]. • Disclosure must be made soon as possible (Disclosure Rules and Transparency Rules ("DTR") 2.2.1 and 2.2.9) • Information announced via an RIS must also be available on the company's internet site by the close of the business day following the day of the RIS announcement (DTR 2.3.2) Inside information, under the Financial Services and Markets Act 2000, is information of a precise nature which: • is not generally available; • relates, directly or indirectly, to one or more issuers of the qualifying investments or to one or more of the qualifying investments; and • would, if generally available, be likely to have a significant effect on the price of the qualifying investments or on the price of related investments.

DTR 6: DISSEMINATION OF REGULATED INFORMATION
The Company must disclose all regulated information to a regulatory information service in unedited full text in a way that ensures it is available equally and simultaneously across the EEA. "Regulated information" is all information required to be disclosed under any of the Listing, Prospectus, Disclosure and Transparency Rules.

	Persons to be informed and Timescale
FINANCIAL STATEMENTS	
Interim Management Statements (1 statement made by the Company's management during the first 6 month period of the financial year and 1 statement made by the Company's management during the second 6 month period of the financial year (DTR 4.3.2)	Regulatory Information Service: the statement must be made in a period between 10 weeks after the beginning, and 6 weeks before, the end of the relevant 6 month period (DTR 4.3.3).

[1] Disclosure Rule 2.5.1 provides for the delaying of public disclosure of inside information where a company has a legitimate interest in doing so. The inside information must be kept confidential and its non-disclosure must not be likely to mislead the public. One such example is where negotiations are in course and the pattern of those negotiations would likely be affected by early public disclosure.

	Persons to be informed and Timescale
Half-yearly Report (must cover the first 6 months of the financial year (DTR 4.2.2))	Regulatory Information Service: As soon as possible, but no later than 2 months after the end of the period to which the report relates (DTR 4.2.2). The Company must ensure that the half-yearly financial report remains available to the public for at least 5 years (DTR 4.2.2).
Annual Report and Accounts	Must be made public at the latest 4 months after the end of each financial year and must remain publicly available for at least 5 years (DTR 4.1.3 and DTR 4.1.4). To members of the Company: not less than twenty-one days prior to the Company's Annual General Meeting ("AGM") (Companies Act s.238). Registrar of Companies: Must be filed within seven months (see Annex A).
Accounting reference date (change of)	Regulatory Information Service: As soon as possible (Listing Rule 9.6.20). Registrar of Companies: Prior to the expiration of the period for laying and delivering accounts under the existing accounting reference date (Companies Act s.225).
DOCUMENTS	
Regulated Information	Regulatory Information Service: In unedited full text, equally and simultaneously across the EEA (DTR 6.3.2).
Circulars and resolutions	Two copies of all circulars and resolutions must be forwarded to the FSA, for publication through the FSA's document viewing facility, at the same time as they are issued or as soon as possible after the relevant general meeting and a circular must not be circulated or published unless it has been approved by the FSA (Listing Rules 9.6.1, 9.6.2 and 13.2.1)
SHARES AND SECURITIES	
Dealings by directors and persons discharging managerial responsibilities	Regulatory Information Service: As soon as possible following receipt of a notification to the company from persons discharging managerial responsibilities who are under an obligation to advise the company of dealings within four business days under DTR 3.1.2 and in any event by no later than the end of the business day following the receipt of the information by the company (DTR 3.1.4)

	Persons to be informed and Timescale
Notification of (i) decision to submit to shareholders a proposal to purchase the Company's own equity securities (other than the renewal of an existing authority) and (ii) outcome of shareholders' meeting to decide on the proposal	Regulatory Information Service: As soon as possible, in each case (Listing Rules 12.4.4 (1) and 12.4.5 respectively)
Company's notification of voting rights in issue	Regulatory Information Service: At the end of each calendar month during which an increase or decrease has occurred. The notification must disclose the total number of voting rights and capital in respect of each class of share issued and the number of voting rights attached to shares held in treasury (DTR 5.6.1).
Company's acquisition or disposal of its own shares	Regulatory Information Service: As soon as possible and in any event no later than 7.30 am on the business day following the calendar day on which the purchase occurred (Listing Rule 12.4.6). Regulatory Information Service: As soon as possible and in any event no later than 4 trading days following such acquisition or disposal where the percentage of voting rights reaches, exceeds or falls below the thresholds of 5% or 10% (DTR 5.5.1).
Changes to the rights attaching to any class of the Company's listed shares, including changes in the rights attaching to derivative securities issued by the Company giving access to the shares of that Company.	Regulatory Information Service: As soon as possible (without delay (DTR 6.1.9)).
Notification of a decision to pay or withhold a dividend or other distribution on a listed equity	Regulatory Information Service: As soon as possible after the Board has approved the decision (Listing Rule 9.7A.2).
Extension of time granted for the currency of temporary documents of title	Regulatory Information Service: As soon as possible (Listing Rule 9.6.4 (4)).
ISSUE OF SECURITIES	
Proposed changes to capital structure including debt securities	Regulatory Information Service: As soon as possible except where marketing or underwriting of new issue is in progress (DTR 6.1.9 and Listing Rule 9.6.4 (1)).

	Persons to be informed and Timescale
Debt securities – any change in the rights of holders of securities, any change in the terms and conditions of such securities, any new loan issues, any new guarantee or new security.	Regulatory Information Service: As soon as possible. An issuer of securities other than shares admitted to trading on a regulated market must disclose to the public without delay any changes in the rights of the holders of the securities other than shares (DTR 6.1.10). An issuer of securities admitted to trading on a regulated market must disclose to the public without delay any new loan issues and any guarantee or security in respect of such issues (DTR 6.1.11).
Notification of redemption of listed shares	Regulatory Information Service: As soon as possible (Listing Rule 9.6.4 (3))
Results of a new issue of equity securities or preference shares or of a public offering of existing shares or other equity securities	Regulatory Information Service: As soon as possible (Listing Rule 9.6.4(6)). Where securities are subject to an underwriting agreement notification may be delayed for up to two business days until the obligation by the underwriter to take or procure others to take securities is finally determined or lapses (Listing Rule 9.6.6)
Rights issue price, principal terms and results	Regulatory Information Service: As soon as possible (Listing Rules 9.5.5 (1) and 9.5.5 (2))
Rights not taken up in a rights issue – details of the sale including the date and price per share	Regulatory Information Service: As soon as possible (Listing Rule 9.5.5 (2))
TRANSACTIONS	
Class 3 (where all of the percentage ratios of gross assets, profits, consideration and gross capital of the target relative to the Company are less than 5%)	Regulatory Information Service: Where the consideration for the acquisition includes the issue of securities for which listing will be sought, as soon as possible after the terms of the class 3 transaction are agreed (Listing Rule 10.3.1 (1)). Regulatory Information Service: No later than the time of release of details to the public if the listed company agrees the terms of a class 3 transaction not involving the listing of new securities and releases any details of it to the public (Listing Rule 10.3.2 (1)).
Class 2 (where any of the percentage ratios of gross assets, profits, consideration or gross capital of the target relative to the Company is equal to or greater than 5% but each is less than 25%)	Regulatory Information Service: As soon as possible after the terms of the class 2 transaction are agreed (Listing Rule 10.4.1 (1)).

	Persons to be informed and Timescale
Class 1 (where any of the percentage ratios of gross assets, profits, consideration and gross capital of the target relative to the Company are 25% or more)	Regulatory Information Service: As soon as possible after the terms of the class 1 transaction are agreed (Listing Rule 10.5.1 (1)) and shareholder circular must be approved in advance by the FSA prior to publication (Listing Rule 13.2.1).
Prior approval of reverse take-over	Regulatory Information Service: As soon as possible after the terms of the reverse takeover transaction are agreed, and shareholder circular must be approved by the FSA prior to publication (Listing Rule 10.6.1).
Break Fees	Regulatory Information Service: As for a class 1 transaction if the total value of the break fees payable in respect of a transaction in aggregate exceed 1% of the offer price (where the company is the target) or 1% of the company's market capitalisation (in other circumstances) (Listing Rule 10.2.7)
Related party transactions	Regulatory Information Service: As soon as possible after the terms of the related party transaction are agreed (Listing Rule 11.1.7 (1)) Shareholder circular must be approved in advance by the FSA prior to publication (Listing Rule 11.1.7 (3))
MISCELLANEOUS NOTIFICATIONS	
Notifications of major interests in the voting rights attached to capital received by the Company in accordance with Disclosure and Transparency Rule 5	Regulatory Information Service: As soon as possible and in any event by the end of the business day following the receipt of information by the Company (DTR 5.8.12)
Board changes (appointments, resignations, removals, final retirement and changes of function)	Regulatory Information Service: As soon as possible and no later than the end of the business day following the decision or receipt of notice about the change by the company (Listing Rule 9.6.11)
Directors' details in respect of a newly appointed director	Regulatory Information Service: as soon as possible following the decision to appoint the director and in any event within five business days of the decision (Listing Rule 9.6.13)
Changes in directors' details in respect of current directors	Regulatory Information Service: as soon as possible (Listing Rule 9.6.14)
Change of Company name	Regulatory Information Service and the FSA: As soon as possible (Listing Rule 9.6.19)

	Persons to be informed and Timescale
Notification of intended cancellation of listing of equity securities and notification of passing of the resolution approving cancellation	FSA: submit circular to FSA for approval prior to publication (Listing Rule 5.2.5 (1)(b)) Regulatory Information Service: at the same time the circular is despatched and as soon as possible after the passing of the resolution approving the cancellation

APPENDIX D

INFORMATION DISTRIBUTED TO SECURITY HOLDERS

Annual Accounts along with the Directors' Report and Auditors' Report on those accounts	Copies must be made available/distributed in full or summary form to the shareholders, debenture holders, and every other person who is entitled to receive notice of general meetings, not less than 21 days before the date of the meeting at which copies of these documents are to be laid. (Companies Act s.238)
Notices of general meetings with explanatory circulars	Company must publish notices or distribute circulars about meetings (DTR 6.1.12 & 13). Notice of meeting must be distributed to shareholders: • 21 days before the AGM or meetings where it is intended to pass a special resolution; and • 14 days before other General Meetings. (Companies Act s.369).

moneysupermarket.com™
the price comparison site

IT crowd to plug into £150,000 scheme

Budding computer programmers are to be given a boost to their careers through a new £150,000 scheme.

The moneysupermarket.com scholarship launched today with the aim of helping students through their final year of a computer course and handing them a career upon graduation.

Universities and colleges throughout the country are being urged to sign up to the programme which will reward successful applicants with £5,000, coursework project support, vocational holiday work and a top job with the price comparison website company at the end of the course.

Simon Nixon, chief executive at moneysupermarket.com, said: "It is getting tougher for today's students to concentrate on their coursework and excel due to pressures and anxieties of balancing finances, studies, part-time work and course projects.

"As an internet business which is a pioneer in our field, we wanted to set the standard and offer a scheme which was of real value to both this company and the successful candidates.

"I'm delighted and proud to launch this scheme which is the first of its kind, and look forward to welcoming the first successful scholars."

Applications are welcome from all students starting a final year in computer programming or relevant course. The selection process involves the submission of a detailed form from which around 100 will be chosen for interview. moneysupermarket.com aims to accept 30 onto its first scholarship scheme which will help students financially with £2,500 at the beginning of both the spring and summer terms.

On top of the cash, scholars will be able to undertake coursework projects at the company, either at its Flintshire headquarters or by logging on remotely from their universities or homes. Qualified developers will be on hand to support them and a job will be available during holiday-time should they require work.

A top job will also be waiting at moneysupermarket.com for the scholars once they graduate with a generous pre-arranged salary.

Universities which have signed up to put students forward for the scheme include:

- Manchester
- Leeds

- Liverpool
- NEWI Wrexham
- Swansea
- Birmingham
- Chester
- Aberystwyth
- University of London
- Bangor
- Newcastle
- Brighton

– ENDS –

Notes to Editors

moneysupermarket.com is a website where consumers can compare the cost of personal finance products, save money and apply online. The website has more than 25 different channels including utilities. Visit **www.moneysupermarket.com** for more information.

For further information contact:

Linda Tyson
Lansons Communications
Direct +44 (0)20 7566 9713
Email **lindat@lansons.com**

Alexander Cowen Wright
head of PR and communications at moneysupermarket.com
Tel: 01244 399599
Mob: 07802 455893

About www.moneysupermarket.com

www.moneysupermarket.com is a website where consumers can compare personal finance products, save money and apply online. The website has 28 different channels including personal loans, credit cards, mortgages, current accounts, savings accounts, motor insurance, home insurance, travel insurance and stockbroking services.

Launched in December 1999, www.moneysupermarket.com is owned by moneysupermarket.com Financial Group Ltd which also wholly owns Mortgage 2000 Financial Group Ltd, consisting of Encore, a mortgage sourcing system for mortgage brokers and intermediaries; Mortgage 2000 Design & Packaging Ltd - a third party mortgage administration company; Mortgage 2000 (M2) Mortgage Club Ltd - a sales distribution arm for mortgage lenders to conduct business through.

Consumers using the www.moneysupermarket.com site have access to details of:

- Over 7,000 mortgages
- Over 300 credit cards

- Over 400 personal loans
- Over 1,100 savings accounts, including 255 cash ISAs, 130 children's accounts and 300 offshore accounts
- Over 300 current accounts
- Over 100 life insurance products, 100 critical illness policies, over 1230 private medical insurance policies
- Over 1,200 travel insurance policies
- Over 100 motor breakdown policies
- Over 300 pet insurance policies
- Over 100 share dealing accounts
- Over 30 stakeholder pensions and annuities
- View My Accounts - an account aggregation service
- Plus a free rate alert service which alerts subscribers by email of market-leading rates on most channels including mortgages, credit cards and personal loans

06 November 2006

---

moneysupermarket.com™
the price comparison site

For immediate release: Wednesday, January 10, 2007

NEW CHIEF TECHNOLOGY OFFICER FOR EXPANDING INTERNET BUSINESS

Price comparison website moneysupermarket.com has appointed Ron Scurr as chief technical officer (CTO).

The post has been created due to the rapid growth and ambitious targets set by the online financial group. Ron takes responsibility for leading the large-scale expansion and restructure of the internet company's IT department. He will also be charged with spearheading technological innovation to ensure the business, based in Ewloe, Flintshire, remains leader in its marketplace.

Father-of-two Ron, who has 23 years of technology experience predominantly in the finance sector, joins from HBOS where for the past two years he was one of the bank's heads of IT. Prior to that he was branch systems manager at Lloyds TSB where he led the £450m programme to integrate all the bank's branches.

Ron said: "This is a great opportunity and a challenge I'm looking forward to. It is an exciting prospect to take control of an already very capable team and enhance their skills, while developing business opportunities to help the company excel against the challenges to come.

"My primary responsibility is to allow the business efficient control of its advanced IT functions and deliver the development needed to meet and exceed the business goals for the year and beyond."

Other achievements in Ron's career include running his own company contracting work to a network of 170 IT consultants, which included setting up billing systems for North West Water and East Midlands Electricity (now Powergen).

Ron is married to Niki and the couple lives in Adlington, with daughters, Erna, aged 17, and Kaia, 15. In his spare time he enjoys walking his dogs, playing tennis, waterskiing and supporting Sheffield Wednesday Football Club.

moneysupermarket.com is a price comparison website where people can quickly and easily search for and compare financial products such as mortgages, loans, current accounts, savings and credit cards; as well as insurance from car and house cover to life and travel protection; broadband, mobile phones, gas and electricity prices. The business' sister brand travelsupermarket.com compares an extensive range of travel services including car hire, flights, hotels and holidays.

– Ends –

For further information contact:

Linda Tyson
Lansons Communications
Tel: 020 7566 9713
lindat@lansons.com

Alexander Cowen-Wright
head of PR & communications at moneysupermarket.com
Tel: 01244 399599
Mob: 07802 455893
alexander.cowen-wright@moneysupermarket.com

Notes to editors:

moneysupermarket.com Financial Group Ltd wholly owns Mortgage 2000 Ltd — a mortgage sourcing system for mortgage brokers and intermediaries; Mortgage 2000 Design & Packaging Ltd — a third party mortgage administration company; Mortgage 2000 (M2) Mortgage Club Ltd — a sales distribution arm for mortgage lenders to conduct business through.

Consumers using the moneysupermarket.com site have access to details of:

- Over 60 home and contents insurance providers
- Over 50 motor insurance providers
- Over 100 life insurance products
- Over 100 critical illness policies
- Over 1230 Private Medical Insurance policies
- Over 1200 travel insurance policies
- Over 100 motor breakdown policies
- Over 300 pet insurance policies
- Plus: Over 7000 mortgages; Over 300 credit cards; Over 400 personal loans; Over 1100 savings accounts, including 255 cash ISAs, 130 children's accounts and 300 offshore

accounts; Over 300 current accounts; Over 3000 energy tariffs; Over 100 share dealing accounts; Over 30 stakeholder pensions and annuities

- Plus a free rate alert service which alerts subscribers by email of market-leading rates on most channels including mortgages, credit cards and personal loans

moneysupermarket.com™
the price comparison site

IONEYSUPERMARKET.COM'S IT DRAGONS DEN AND COME OUT A MILLIONAIRE

Ja y 2006: Would-be entrepreneurs and IT business brains from across the ...y are being given a chance to fast-track their initiative and make a million.

Announcing the new Making Millionaires initiative today, self-made millionaire and Chief Executive of Moneysupermarket Financial Group (MSFG), Simon Nixon, said his new Dragons Den-style scheme could see the creation of a new Sili...

Much like the popular TV show, candidates are invited to present a t... researched business plan to Mr Nixon and a panel of MSFG board members who deci... whether to take on the idea.

MSFG provides all the funds needed to launch and run the new business, offering the person who comes up with the initial idea zero risk in setting up the business and a generous percentage of any profits made.

Mr Nixon said: "Taking the step to launching your own business requires a lot of courage and often resource – and the risks can be great.

"This initiative wipes away most of the difficulties and barriers to launching a new venture, and, with the huge resources of MSFG behind it, can propel a new business to profit and success in a fraction of the time it would normally take.

"I believe in investing in people, particularly those who are motivated and resourceful. and I hope this scheme will bring the best to work with us."

The scheme, which is also open to MSFG employees, is principally aimed at those w... a business idea which is internet-based and preferably has synergies with the grou...

Successful applicants will be taken on to work in the company and their ideas work... into full businesses with the backing and funding of the group. Even those in the... of developing a business idea, but have an appropriate skill set to offer the c... now and are interested in having the opportunity available to devel... entrepreneurial talents in the long-term, should contact MSFG about current em... activities.

Mr Nixon added: "The principle is to unleash untapped initiative, wheth... someone aspiring to work in our field or from our own workforce... moneysupermarket.com continues in its rapid growth and success. In ... opportunities.

...nai

...n

...se...ch

...acce...

T...

...s to editors

...eysupermarket.com is a... ...ucts, save money and ap... ...ding utilities. Visit www.m...ey...

...further information contact...

...sons Communications
...a Tyson
...020 7566 9713
...@lansons.com

...der Cowen Wright, head of PR & c...
...permarket.com
...4 399 599
...cowen-wright@moneysupermarke...

...moneysupermarket.com

...t.com is a website wh... ...mers can compare personal finance ... online. The ...bsite has 28 different channels including ...gages, current accounts, savings accounts, motor insurance, ...and stockbroking services.

moneysupermarket.com™
the price comparison site

ENTER MONEYSUPERMARKET.COM'S IT DRAGONS DEN AND COME OUT A MILLIONAIRE

19 January 2006: Would-be entrepreneurs and IT business brains from across the country are being given a chance to fast-track their initiative and make a million.

Announcing the new Making Millionaires initiative today, self-made millionaire and Chief Executive of Moneysupermarket Financial Group (MSFG), Simon Nixon, said his new Dragons Den-style scheme could see the creation of a new Silicon Valley.

Much like the popular TV show, candidates are invited to present a thoroughly researched business plan to Mr Nixon and a panel of MSFG board members who decide whether to take on the idea.

MSFG provides all the funds needed to launch and run the new business, offering the person who comes up with the initial idea zero risk in setting up the business and a generous percentage of any profits made.

Mr Nixon said: "Taking the step to launching your own business requires a lot of courage and often resource – and the risks can be great.

"This initiative wipes away most of the difficulties and barriers to launching a new venture, and, with the huge resources of MSFG behind it, can propel a new business to profit and success in a fraction of the time it would normally take.

"I believe in investing in people, particularly those who are motivated and resourceful, and I hope this scheme will bring the best to work with us."

The scheme, which is also open to MSFG employees, is principally aimed at those with a business idea which is internet-based and preferably has synergies with the group's activities.

Successful applicants will be taken on to work in the company and their ideas worked up into full businesses with the backing and funding of the group. Even those in the throes of developing a business idea, but have an appropriate skill set to offer the company now and are interested in having the opportunity available to develop their entrepreneurial talents in the long-term, should contact MSFG about current employment opportunities.

Mr Nixon added: "The principle is to unleash untapped initiative, whether it's from someone aspiring to work in our field or from our own workforce, to ensure moneysupermarket.com continues in its rapid growth and success. In return we will

generously remunerate those who bought in the online business ideas. Effectively, if a person's idea makes millions, they should be appropriately rewarded – and the great thing is it can happen overnight and there's no risk to the individual.

"We hope to take on a strong crop of entrepreneurial thinkers and set up a series of businesses which could see the creation of a new Silicon Valley."

Once launched, each new business will benefit from moneysupermarket.com's eight million monthly visitors, and expertise in supporting the overall development of the idea, which could include:

- management support
- technology support and web site build, plus access to IT infrastructure
- management coaching and mentoring
- marketing support including public relations and search engine optimisation and search engine marketing
- access to moneysupermarket.com's portal partnership and e-commerce teams

To contact moneysupermarket.com about the scheme go to
www.moneysupermarketjobs.com

– ENDS –

Notes to editors
moneysupermarket.com is a website where consumers can compare the cost of personal finance products, save money and apply online. The website has more than 25 different channels including utilities. Visit www.moneysupermarket.com for more information.

For further information contact:

Lansons Communications
Linda Tyson
Tel: 020 7566 9713
lindat@lansons.com

Alexander Cowen Wright, head of PR & communications
moneysupermarket.com
Tel : 01244 399 599
alexander.cowen-wright@moneysupermarket.com

About www.moneysupermarket.com
www.moneysupermarket.com is a website where consumers can compare personal finance products, save money and apply online. The website has 28 different channels including personal loans, credit cards, mortgages, current accounts, savings accounts, motor insurance, home insurance, travel insurance and stockbroking services.

Launched in December 1999, www.moneysupermarket.com is owned by moneysupermarket.com Financial Group Ltd which also wholly owns Mortgage 2000 Financial Group Ltd, consisting of Encore, a mortgage sourcing system for mortgage brokers and intermediaries; Mortgage 2000 Design & Packaging Ltd - a third party mortgage administration company; Mortgage 2000 (M2) Mortgage Club Ltd - a sales distribution arm for mortgage lenders to conduct business through.

Consumers using the www.moneysupermarket.com site have access to details of:

Over 7,000 mortgages
Over 300 credit cards
Over 400 personal loans
Over 1,100 savings accounts, including 255 cash ISAs, 130 children's accounts and 300 offshore accounts
Over 300 current accounts
Over 100 life insurance products, 100 critical illness policies, over 1230 private medical insurance policies
Over 1,200 travel insurance policies
Over 100 motor breakdown policies
Over 300 pet insurance policies
Over 100 share dealing accounts
Over 30 stakeholder pensions and annuities
View My Accounts - an account aggregation service
Plus a free rate alert service which alerts subscribers by email of market-leading rates on most channels including mortgages, credit cards and personal loan

mo ysupermarket.com™
the e comparison site

icutti 'clicks' with moneysupermarket.com

-winning journalist Nic Cicutti has just netted a new job.

e personal finance writer, who has more than 15 years experience with roles ncluding personal finance editor at The Independent and editor of FTyourmoney – which he launched – has joined price comparison website moneysupermarket.com as editor.

Nic said: "I am delighted to be taking up this newly-created position.

"It is now widely recognised that the internet can empower all of us make informed and more effective decisions about our money. Consumers also have the right to expect decent service and good value from their financial providers.

"In the past few years, moneysupermarket.com has played an important role in helping people achieve those twin aims. I look forward to playing a part in deepening and improving our response to those needs."

As the site's editor, Nic will be responsible for writing informative content to help consumers navigate the world of personal finance. He will also provide regular comment, both on the site in editorial and weekly video blogs, as well as in the wider media on industry issues. Another duty will be to play a key role in advising the business on consumer needs and concerns.

Nic added: "This is a challenging role which will really have a positive effect for users of the site and I'm really looking forward to making that difference."

Prior to joining moneysupermarket.com, Nic was a freelance journalist writing for titles including the Sunday Telegraph, Daily Mail and Esquire magazine, as well as Money Marketing and the Sunday Herald. He also comments regularly on personal finance issues on Sky TV, the BBC and Channel 5 News.

Nic has won a number of awards for his writing and editing, including Bradford & Bingley personal finance journalist of the year, "Scoop of the Year". While he was editor of the Financial Times' personal finance website FTyourmoney, it won the website of the year award twice in a row.

–Ends –

Notes to editors:

For further information, please contact:

Georgina Mills / Charlotte Edgar
Lansons Communications

moneysupermarket.com™
the price comparison site

Nic Cicutti 'clicks' with moneysupermarket.com

Award-winning journalist Nic Cicutti has just netted a new job.

The personal finance writer, who has more than 15 years experience with roles including personal finance editor at The Independent and editor of FTyourmoney – which he launched – has joined price comparison website moneysupermarket.com as editor.

Nic said: "I am delighted to be taking up this newly-created position.

"It is now widely recognised that the internet can empower all of us make informed and more effective decisions about our money. Consumers also have the right to expect decent service and good value from their financial providers.

"In the past few years, moneysupermarket.com has played an important role in helping people achieve those twin aims. I look forward to playing a part in deepening and improving our response to those needs."

As the site's editor, Nic will be responsible for writing informative content to help consumers navigate the world of personal finance. He will also provide regular comment, both on the site in editorial and weekly video blogs, as well as in the wider media on industry issues. Another duty will be to play a key role in advising the business on consumer needs and concerns.

Nic added: "This is a challenging role which will really have a positive effect for users of the site and I'm really looking forward to making that difference."

Prior to joining moneysupermarket.com, Nic was a freelance journalist writing for titles including the Sunday Telegraph, Daily Mail and Esquire magazine, as well as Money Marketing and the Sunday Herald. He also comments regularly on personal finance issues on Sky TV, the BBC and Channel 5 News.

Nic has won a number of awards for his writing and editing, including Bradford & Bingley personal finance journalist of the year, "Scoop of the Year". While he was editor of the Financial Times' personal finance website FTyourmoney, it won the website of the year award twice in a row.

–Ends –

Notes to editors:

For further information, please contact:

Georgina Mills / Charlotte Edgar
Lansons Communications

georginam@lansons.com / charlottee@lansons.com
Tel: 020 7490 8828

Alexander Cowen Wright, head of PR & communications
www.moneysupermarket.com
alexander.cowen-wright@moneysupermarket.com
Tel: 01244 399 599

Nic Cicutti, site editor
editor@moneysupermarket.com
Tel: 01244 665 700

About moneysupermarket.com:

moneysupermarket.com is a website where consumers can compare the cost of insurance products, save money and apply online. The website has 15 different insurance channels including motor insurance, home insurance, life insurance, private medical insurance, travel insurance, mortgage protection, income protection, pet insurance, dental insurance, and motor breakdown.

moneysupermarket.com Financial Group Ltd wholly owns Mortgage 2000 Ltd — a mortgage sourcing system for mortgage brokers and intermediaries; Mortgage 2000 Design & Packaging Ltd — a third party mortgage administration company; Mortgage 2000 (M2) Mortgage Club Ltd — a sales distribution arm for mortgage lenders to conduct business through.

Consumers using the moneysupermarket.com site have access to details of:

- Over 60 home and contents insurance providers
- Over 50 motor insurance providers
- Over 100 life insurance products
- Over 100 critical illness policies
- Over 1230 Private Medical Insurance policies
- Over 1200 travel insurance policies
- Over 100 motor breakdown policies
- Over 300 pet insurance policies
- Plus: Over 7000 mortgages; Over 300 credit cards; Over 400 personal loans; Over 1100 savings accounts, including 255 cash ISAs, 130 children's accounts and 300 offshore accounts; Over 300 current accounts; Over 3000 energy tariffs; Over 100 share dealing accounts; Over 30 stakeholder pensions and annuities
- Plus a free rate alert service which alerts subscribers by email of market-leading rates on most channels including mortgages, credit cards and personal loans

04 May 2007

---

moneysupermarket.com
the price comparison site

For immediate release 7th June 2007

moneysupermarket.com - Transaction Announcement

Moneysupermarket.com Financial Group Limited ("moneysupermarket.com") announces that a new company controlled by Simon Nixon, CEO of moneysupermarket.com, has recently reached an agreement with Duncan Cameron whereby it will acquire Mr Cameron's shares in moneysupermarket.com.

Under the agreement, the new company is acquiring Mr Cameron's shareholding for a total consideration of £162m in cash plus approximately 5% of the new company. The acquisition is being funded by the proceeds of a senior debt facility. Other terms of the transaction were not disclosed.

Contacts:

moneysupermarket.com
Paul Doughty 01244 665 700
Alexander Cowen-Wright 01244 399599

Tulchan Communications
David Trenchard 020 7353 4200
David Allchurch.

Companies House
— for the record —

288c(ef)

Change in the details of a Director or Secretary

Company Name: **MONEYSUPERMARKET.COM FINANCIAL GROUP LIMITED**

Company Number: **03157344**

Received for filing in Electronic Format on the: **21/02/2006**

X5W4HD40

Personal Details Prior to Change

Position: **DIRECTOR** *Date of Birth:* **25/06/1968**

Original Name: **PAUL HARRIS DOUGHTY**

New Details

Date of Change: **01/11/2005**

New Address:
17 HUSH HOUSE
WEAVER STREET
CHESTER
CHESHIRE
UK CH1 2BQ

Authorisation

Authoriser Designation: **DIRECTOR** *Date Authorised:* **21/02/2006** *Authenticated:* **Yes (E/W)**

Companies House
— for the record —

Annual Return

Company Name: **MONEYSUPERMARKET.COM FINANCIAL GROUP LIMITED**

Company Number: **03157344**

Received for filing in Electronic Format on the: **21/02/2006**

X5W41D41

Company Details

Period Ending: **09/02/2006**

Company Type: **PRIVATE COMPANY LIMITED BY SHARES**

Principal Business Activities:

SIC Codes
6523

Registered Office: Address:	Register of Members Address:	Register of Debenture Holders Address:
MONEYSUPERMARKET HOUSE SAINT DAVIDS PARK EWLOE CHESTER CH5 3UZ	MONEYSUPERMARKET HOUSE ST DAVID'S PARK EWLOE, CHESTER CHESHIRE CH5 3UZ	NOT APPLICABLE

Details of Officers of the Company

Company Secretary:

Name: **SIMON JUSTIN NIXON**

Address: **3 SANDOWN TERRACE**
BOUGHTON
CHESHIRE CH3 5BN

Director 1:

Name: **DUNCAN RUSSELL CAMERON**

Address: **5 CLAYTON COURT**
DUKE STREET
CHESTER
CHESHIRE CH1 1NE

Date of Birth: **26/08/1971**
Nationality: **BRITISH**
Occupation: **SYSTEMS ANALYST**

Director 2:

Name:	PAUL HARRIS DOUGHTY	*Address:*	17 HUSH HOUSE WEAVER STREET CHESTER CHESHIRE UK CH1 2BQ
Date of Birth:	25/06/1968		
Nationality:	BRITISH		
Occupation:	CHIEF FINANCIAL OFFICER		

Director 3:

Name:	STUART JOHN GLENDINNING	*Address:*	SQUIRREL'S CHASE QUARRY LANE, KELSALL CHESTER CHESHIRE CW6 0PD
Date of Birth:	10/04/1963		
Nationality:	BRITISH		
Occupation:	MARKETING DIRECTOR		

Director 4:

Name:	SEAN HORNSBY	*Address:*	9 WASDALE CLOSE WEST BRIDGFORD NOTTINGHAM NOTTINGHAMSHIRE NG2 6RG
Date of Birth:	26/12/1961		
Nationality:	BRITISH		
Occupation:	MARKETING DIRECTOR		

Director 5:

Name:	RICHARD NEIL MASON	*Address:*	HOLLY GRANGE STONE ROAD BRAMSHALL ST14 5BG
Date of Birth:	03/04/1963		
Nationality:	BRITISH		
Occupation:	SALES DIRECTOR		

Director 6:

Name:	SIMON JUSTIN NIXON	*Address:*	3 SANDOWN TERRACE BOUGHTON CHESHIRE CH3 5BN
Date of Birth:	07/08/1967		
Nationality:	BRITISH		
Occupation:	PUBLISHER		

Director 7:

Name:	NICHOLAS JAMIE STOBBS	*Address:*	136 LACHE LANE CHESTER CHESHIRE CH4 7LX
Date of Birth:	11/03/1960		
Nationality:	BRITISH		
Occupation:	GENERAL MANAGER		

Share Capital

Issued Share Capital Details:

Class of share	*Number of shares issued*	*Aggregate nominal value of issued shares*
ORDINARY	**90000**	**GBP900**
ORDINARY A	**4796**	**GBP47.96**
TOTALS	**94796**	**GBP947.96**

Full Details of Shareholders

The details below relate to individuals / corporate bodies that were shareholders as at 09/02/2006, or that had ceased to be shareholders since the made up date of the previous Annual Return.

Shareholding 1:
38 ORDINARY A Shares held as at 09/02/2006

Name: **VANESSA JANE BLOUNT**

Address: **6 BREEN CLOSE**
TATTENHALL
CHESTER CH3 9PN

Shareholding 2:
45000 ORDINARY Shares held as at 09/02/2006

Name: **DUNCAN RUSSELL CAMERON**

Address: **5 CLAYTON COURT**
DUKE STREET CHESTER
CHESHIRE CH1 1NE

Shareholding 3:
38 ORDINARY A Shares held as at 09/02/2006

Name: **MERRIDY CLAERWEN CAMERON**

Address: **HILLY BANK**
TIVERTON
NR TARPORLEY CW6 9NB

Shareholding 4:
38 ORDINARY A Shares held as at 09/02/2006

Name: **ALAN CROFTS**

Address: **5 BARNABY CHASE**
CLUTTON
CHESTER CH3 9SH

Shareholding 5:
284 ORDINARY A Shares held as at 09/02/2006

Name: **JEREMY DODD**

Address: **RUDALE**
6 DEE BANKS
CHESTER CH3 5UX

Shareholding 6:
379 ORDINARY A Shares held as at 09/02/2006

Name: **STUART JOHN GLENDINNING**

Address: **SQUIRREL S CHASE**
QUARRY LANE KELSALL
CHESHIRE CW6 0PD

Shareholding 7:
758 ORDINARY A Shares held as at 09/02/2006

Name: **SEAN HORNSBY**

Address: **9 WASDALE CLOSE**
WEST BRIDGFORD
NOTTINGHAM NG2 6RG

Shareholding 8:
38 ORDINARY A Shares held as at 09/02/2006

Name: **NICOLA JAYNE INGHAM**

Address: **7 WILLOW GROVE**
BUCKLEY CH7 3NR

Shareholding 9:

379 ORDINARY A Shares held as at 09/02/2006

Name: **RICHARD NEIL MASON**

Address: **HOLLY GRANGE**
STONE ROAD BRAMSHALL
NR UTTOXETER ST14 5BG

Shareholding 10:

45000 ORDINARY Shares held as at 09/02/2006

Name: **SIMON JUSTIN NIXON**

Address: **3 SANDOWN TERRACE**
BOUGHTON
CHESTER CH3 5BN

Shareholding 11:

379 ORDINARY A Shares held as at 09/02/2006

Name: **MATTHEW JAMES RILEY**

Address: **47 HILLSDOWN DRIVE**
CONNAHS QUAY
DEESIDE CH5 4GQ

Shareholding 12:

1896 ORDINARY A Shares held as at 09/02/2006

Name: **NICHOLAS JAMIE STOBBS**

Address: **136 LACHE LANE**
CHESTER
CHESHIRE CH4 7LX

Shareholding 13:

379 ORDINARY A Shares held as at 09/02/2006

Name: **SEAN CHRISTOPHER THWENY**

Address: **15 GREEN MEADOWS**
HAWARDEN
DEESIDE CH5 3SL

Shareholding 14:

190 ORDINARY A Shares held as at 09/02/2006

Name: **ANDREW WILKINSON**

Address: **7 LLWYN RHUTHUN**
BODELWYDDAN
DENBIGHSHIRE LL17 5WF

Authorisation

Authoriser Designation: **DIRECTOR** *Date Authorised:* **21/02/2006** *Authenticated:* **Yes (E/W)**

288c(ef)

Companies House
— for the record —

Change in the details of a Director or Secretary

Company Name: **MONEYSUPERMARKET.COM FINANCIAL GROUP LIMITED**

Company Number: **03157344**

Received for filing in Electronic Format on the: **21/02/2007**

XL4HCN9B

Personal Details Prior to Change

Position: **DIRECTOR** *Date of Birth:* **25/06/1968**

Original Name: **PAUL HARRIS DOUGHTY**

New Details

Date of Change: **01/02/2007**

New Name: **MR PAUL HARRIS DOUGHTY**

New Address: **3 PEEL HALL PARK GONGAR LANE**
ASHTON HAYES
CHESTER
CHESHIRE
UK CH3 8AY

Authorisation

Authoriser Designation: **DIRECTOR** *Date Authorised:* **21/02/2007** *Authenticated:* **Yes (E/W)**

363a(ef)

Companies House

— for the record —

Annual Return

Company Name: **MONEYSUPERMARKET.COM FINANCIAL GROUP LIMITED**

Company Number: **03157344**

Received for filing in Electronic Format on the: **21/02/2007**

XL4HDN9C

Company Details

Period Ending: **09/02/2007**

Company Type: **PRIVATE COMPANY LIMITED BY SHARES**

Principal Business Activities:

SIC Codes
6523

Registered Office: Address:	Register of Members Address:	Register of Debenture Holders Address:
MONEYSUPERMARKET HOUSE SAINT DAVIDS PARK EWLOE CHESTER CH5 3UZ	**MONEYSUPERMARKET HOUSE ST DAVID'S PARK EWLOE, CHESTER CHESHIRE CH5 3UZ**	**Not Applicable**

Details of Officers of the Company

Company Secretary:

Name: **SIMON JUSTIN NIXON**

Address: **3 SANDOWN TERRACE
BOUGHTON
CHESHIRE CH3 5BN**

Director 1:

Name: **DUNCAN RUSSELL CAMERON**

Date of Birth: **26/08/1971**

Nationality: **BRITISH**

Occupation: **SYSTEMS ANALYST**

Address: **5 CLAYTON COURT
DUKE STREET
CHESTER
CHESHIRE CH1 1NE**

Director 2:

Name:	**MR PAUL HARRIS DOUGHTY**	*Address:*	**3 PEEL HALL PARK GONGAR LANE**
Date of Birth:	**25/06/1968**		**ASHTON HAYES**
Nationality:	**BRITISH**		**CHESTER**
Occupation:	**CHIEF FINANCIAL OFFICER**		**CHESHIRE**
			UK CH3 8AY

Director 3:

Name:	**STUART JOHN GLENDINNING**	*Address:*	**SQUIRREL'S CHASE**
Date of Birth:	**10/04/1963**		**QUARRY LANE, KELSALL**
Nationality:	**BRITISH**		**CHESTER**
Occupation:	**MARKETING DIRECTOR**		**CHESHIRE CW6 0PD**

Director 4:

Name:	**SEAN HORNSBY**	*Address:*	**9 WASDALE CLOSE**
Date of Birth:	**26/12/1961**		**WEST BRIDGFORD**
Nationality:	**BRITISH**		**NOTTINGHAM**
Occupation:	**MARKETING DIRECTOR**		**NOTTINGHAMSHIRE NG2 6RG**

Director 5:

Name:	**RICHARD NEIL MASON**	*Address:*	**HOLLY GRANGE**
Date of Birth:	**03/04/1963**		**STONE ROAD**
Nationality:	**BRITISH**		**BRAMSHALL ST14 5BG**
Occupation:	**SALES DIRECTOR**		

Director 6:

Name:	**SIMON JUSTIN NIXON**	*Address:*	**3 SANDOWN TERRACE**
Date of Birth:	**07/08/1967**		**BOUGHTON**
Nationality:	**BRITISH**		**CHESHIRE CH3 5BN**
Occupation:	**PUBLISHER**		

Director 7:

Name:	**NICHOLAS JAMIE STOBBS**	*Address:*	**136 LACHE LANE**
Date of Birth:	**11/03/1960**		**CHESTER**
Nationality:	**BRITISH**		**CHESHIRE CH4 7LX**
Occupation:	**GENERAL MANAGER**		

Share Capital

Issued Share Capital Details:

Class of share	*Number of shares issued*	*Aggregate nominal value of issued shares*
ORDINARY	**90000**	**GBP900**
ORDINARY A	**4796**	**GBP47.96**
TOTALS	**94796**	**GBP947.96**

Full Details of Shareholders

The details below relate to individuals / corporate bodies that were shareholders as at 09/02/2007, or that had ceased to be shareholders since the made up date of the previous Annual Return.

Shareholding 1:

38 ORDINARY A Shares held as at 09/02/2007

Name: **VANESSA JANE BLOUNT**

Address: **6 BREEN CLOSE**
TATTENHALL
CHESTER CH3 9PN

Shareholding 2:

45000 ORDINARY Shares held as at 09/02/2007

Name: **DUNCAN RUSSELL CAMERON**

Address: **5 CLAYTON COURT**
DUKE STREET CHESTER
CHESHIRE CH1 1NE

Shareholding 3:

38 ORDINARY A Shares held as at 09/02/2007

Name: **MERRIDY CLAERWEN CAMERON**

Address: **HILLY BANK**
TIVERTON
NR TARPORLEY CW6 9NB

Shareholding 4:

38 ORDINARY A Shares held as at 09/02/2007

Name: ALAN CROFTS

Address: 5 BARNABY CHASE
CLUTTON
CHESTER CH3 9SH

Shareholding 5:

284 ORDINARY A Shares held as at 09/02/2007

Name: JEREMY DODD

Address: RUDALE
6 DEE BANKS
CHESTER CH3 5UX

Shareholding 6:

379 ORDINARY A Shares held as at 09/02/2007

Name: STUART JOHN GLENDINNING

Address: SQUIRREL S CHASE
QUARRY LANE KELSALL
CHESHIRE CW6 0PD

Shareholding 7:

758 ORDINARY A Shares held as at 09/02/2007

Name: SEAN HORNSBY

Address: 9 WASDALE CLOSE
WEST BRIDGFORD
NOTTINGHAM NG2 6RG

Shareholding 8:

38 ORDINARY A Shares held as at 09/02/2007

Name: NICOLA JAYNE INGHAM

Address: 7 WILLOW GROVE
BUCKLEY CH7 3NR

Shareholding 9:

379 ORDINARY A Shares held as at 09/02/2007

Name: **RICHARD NEIL MASON**

Address: **HOLLY GRANGE**
STONE ROAD BRAMSHALL
NR UTTOXETER ST14 5BG

Shareholding 10:

45000 ORDINARY Shares held as at 09/02/2007

Name: **SIMON JUSTIN NIXON**

Address: **3 SANDOWN TERRACE**
BOUGHTON
CHESTER CH3 5BN

Shareholding 11:

379 ORDINARY A Shares held as at 09/02/2007

Name: **MATTHEW JAMES RILEY**

Address: **47 HILLSDOWN DRIVE**
CONNAHS QUAY
DEESIDE CH5 4GQ

Shareholding 12:

1896 ORDINARY A Shares held as at 09/02/2007

Name: **NICHOLAS JAMIE STOBBS**

Address: **136 LACHE LANE**
CHESTER
CHESHIRE CH4 7LX

Shareholding 13:

379 ORDINARY A Shares held as at 09/02/2007

Name: **SEAN CHRISTOPHER THWENY**

Address: **15 GREEN MEADOWS**
HAWARDEN
DEESIDE CH5 3SL

Shareholding 14:

190 ORDINARY A Shares held as at 09/02/2007

Name: **ANDREW WILKINSON**

Address: **7 LLWYN RHUTHUN**
BODELWYDDAN
DENBIGHSHIRE LL17 5WF

Authorisation

Authoriser Designation: **DIRECTOR** *Date Authorised:* **21/02/2007** *Authenticated:* **Yes (E/W)**

M

CHWP000

COMPANIES FORM No. 403a

Declaration of satisfaction in full or in part of mortgage or charge

403a

Please do not write in this margin

Pursuant to section 403(1) of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use	Company number
2	3157344

Name of company

* insert full name of company

* MONEYSUPERMARKET.COM FINANCIAL GROUP LIMITED

I, SIMON JUSTIN NIXON

of MONEYSUPERMARKET.COM FINANCIAL GROUP LIMITED

† delete as appropriate

[a director][the secretary][~~the administrator~~][~~the administrative receiver~~]† of the above company, do solemnly and sincerely declare that the debt for which the charge described below was given has been paid or satisfied in [full][[redacted]]†

insert a description of the instrument(s) creating or evidencing the charge, eg 'Mortgage', 'Charge', 'Debenture' etc

ø the date of registration may be confirmed from the certificate

§ insert brief details of property

Date and description of charge # DEBENTURE OVER ALL COMPANY'S ASSETS 29 JULY 1998

Date of registration ø 29 JULY 1998 1/8/98

Name and address of [chargee][~~trustee for the debenture holders~~]† THE ROYAL BANK OF SCOTLAND, CHESTER BRANCH, 15 FOREGATE STREET, CHESTER CH1 1SD

Short particulars of property charged § THE COMPANY'S ASSETS INCLUDING FREEHOLD & LEASEHOLD PROPERTY, INTELLECTUAL PROPERTY

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act 1835

Declared at MONEYSUPERMARKET COM LTD ST DAVID'S PARK, EWLOE, CH5 3UZ

Declarant to sign below

[signature] S Nixon

	Day	Month	Year
on	20	04	2007

before me [signature]

~~A Commissioner for Oaths or Notary Public or Justice of the Peace or~~ a Solicitor having the powers conferred on a Commissioner for Oaths

Presenter's name address and reference (if any)

J. DODD
DEPUTY HEAD OF FINANCE
MONEYSUPERMARKET HOUSE
ST. DAVIDS PARK
EWLOE
CH5 3UZ
01244 665714

For official Use (02/06)
Mortgage Section

Post room

SATURDAY

AZD4IOWS
A30 21/04/2007 512
COMPANIES HOUSE

M

CHWP000

COMPANIES FORM No. 403a

Declaration of satisfaction in full or in part of mortgage or charge

403a

Please do not write in this margin

Pursuant to section 403(1) of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use: 3

Company number: 3157344

Name of company

* insert full name of company

* MONEYSUPERMARKET.COM FINANCIAL GROUP LIMITED

I, SIMON JUSTIN NIXON

of MONEYSUPERMARKET.COM FINANCIAL GROUP LIMITED

† delete as appropriate

[a director][the secretary][~~the administrator~~][~~the administrative receiver~~]† of the above company, do solemnly and sincerely declare that the debt for which the charge described below was given has been paid or satisfied in [full][~~part~~]†

insert a description of the instrument(s) creating or evidencing the charge, eg 'Mortgage', 'Charge', 'Debenture' etc

ø the date of registration may be confirmed from the certificate

§ insert brief details of property

Date and description of charge # 7 AUGUST 1998 – LEGAL MORTGAGE

Date of registration ø 7 AUGUST 1998 5/8/98

Name and address of [chargee][~~trustee for the debenture holders~~]† THE ROYAL BANK OF SCOTLAND, CHESTER BRANCH, 15 FOREGATE STREET, CHESTER, CH1 1SD

Short particulars of property charged § LEGAL MORTGAGE OVER KINGFISHER HOUSE, SANDPIPER COURT, CHESTER BUSINESS PARK, CHESTER

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act 1835

Declared at MONEYSUPERMARKET COM LTD ST DAVID'S PARK. EWLOE. CH5 3UZ

Declarant to sign below

Day	Month	Year
20	04	2007

on 20 04 2007

[signature]

before me [signature]

A ~~Commissioner for Oaths~~ or ~~Notary Public or Justice of the Peace or~~ a Solicitor having the powers conferred on a Commissioner for Oaths

Presenter's name address and reference (if any)

J. DODD
DEPUTY HEAD OF FINANCE
MONEYSUPERMARKET HOUSE
ST. DAVIDS PARK
EWLOE
CH5 3UZ
01244 665714

For official Use (02/06)
Mortgage Section

Post room

SATURDAY

AZD4KOWU
A30 21/04/2007 510
COMPANIES HOUSE

M

CHWP000

COMPANIES FORM No. 403a

Declaration of satisfaction in full or in part of mortgage or charge

403a

Please do not write in this margin

Pursuant to section 403(1) of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use: 4

Company number: 3157344

Name of company

* insert full name of company

* MONEYSUPERMARKET.COM FINANCIAL GROUP LIMITED

I, SIMON JUSTIN NIXON

of MONEYSUPERMARKET.COM FINANCIAL GROUP LIMITED

† delete as appropriate

[a director][the secretary][~~the administrator~~][~~the administrative receiver~~]† of the above company, do solemnly and sincerely declare that the debt for which the charge described below was given has been paid or satisfied in [full][~~part~~]†

\# insert a description of the instrument(s) creating or evidencing the charge, eg 'Mortgage', 'Charge', 'Debenture' etc

ø the date of registration may be confirmed from the certificate

§ insert brief details of property

Date and description of charge # 5 NOVEMBER 1999 – LEGAL MORTGAGE

Date of registration ø 20/11/99

Name and address of [chargee][~~trustee for the debenture holders~~]† THE ROYAL BANK OF SCOTLAND, CHESTER BRANCH, 15 FOREGATE STREET, CHESTER CH1 1SD

Short particulars of property charged § LEGAL MORTGAGE OVER PARK HOUSE, CHANTRY COURT, OFF SEALAND ROAD, CHESTER

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act 1835

Declared at MONEYSUPERMARKET.COM LTD ST DAVID'S PARK, EWLOE, CH5 3UZ

Declarant to sign below

	Day	Month	Year
on	20	04	2007

[signature]

before me [signature]

~~A Commissioner for Oaths or Notary Public or Justice of the Peace or~~ a Solicitor having the powers conferred on a Commissioner for Oaths

Presenter's name address and reference (if any)

J. DODD
DEPUTY HEAD OF FINANCE
MONEYSUPERMARKET HOUSE
ST DAVID'S PARK
EWLOE
CH5 3UZ
01244 665714

For official Use (02/06)
Mortgage Section

Post room

SATURDAY

AZD4JOWT

A30 21/04/2007 511
COMPANIES HOUSE

M

CHWP000

COMPANIES FORM No. 403a

Declaration of satisfaction in full or in part of mortgage or charge

403a

Please do not write in this margin

Pursuant to section 403(1) of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use: 5

Company number: 3157344

Name of company

* insert full name of company

* MONEYSUPERMARKET COM FINANCIAL GROUP LIMITED

I, SIMON JUSTIN NIXON

of MONEYSUPERMARKET COM FINANCIAL GROUP LIMITED

† delete as appropriate

[a director][the secretary]~~[the administrator][the administrative receiver]~~† of the above company, do solemnly and sincerely declare that the debt for which the charge described below was given has been paid or satisfied in [full]~~[part]~~†

insert a description of the instrument(s) creating or evidencing the charge, eg 'Mortgage', 'Charge', 'Debenture' etc

ø the date of registration may be confirmed from the certificate

§ insert brief details of property

Date and description of charge # 27 JANUARY 2003 — LEGAL MORTGAGE

Date of registration ø 27 JANUARY 2003 1/2/03

Name and address of [chargee]~~[trustee for the debenture holders]~~† THE ROYAL BANK OF SCOTLAND, CHESTER BRANCH, 15 FOREGATE STREET, CHESTER CH1 1SD

Short particulars of property charged § LEGAL MORTGAGE OVER PARK HOUSE, CHANTRY COURT, CHESTER

And I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act 1835

Declared at MONEYSUPERMARKET COM LTD ST DAVID'S PARK, EWLOE, CH5 3UZ

Declarant to sign below

S Nixon

Day	Month	Year
20	04	2007

on 20 04 2007

before me [signature]

~~A Commissioner for Oaths or Notary Public or Justice of the Peace~~ or a Solicitor having the powers conferred on a Commissioner for Oaths

Presenter's name address and reference (if any)

T. DODD
DEPUTY HEAD OF FINANCE
MONEYSUPERMARKET HOUSE
ST DAVID'S PARK
EWLOE
CH5 3UZ
01244 665714

For official Use (02/06)
Mortgage Section

SATURDAY

AZD4LOWV
A30 21/04/2007 509
COMPANIES HOUSE

LFM GROUP LASERFORM

Please complete in typescript, or in bold black capitals.

CHFP025

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 3157344

Company Name in full MONEYSUPERMARKET.COM FINANCIAL GROUP LIMITED

	Day	Month	Year
Date of termination of appointment	29	05	2007

as director X as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME

*Style / Title: MR *Honours etc:

Forename(s): STUART

Surname: GLENDINNING

	Day	Month	Year
† Date of Birth	10	04	1963

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** 13/6/7

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LFM GROUP
LASERFORM

288b

Please complete in typescript, or in bold black capitals.

CHFP025

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 3157344

Company Name in full MONEYSUPERMARKET.COM FINANCIAL GROUP LIMITED

	Day	Month	Year
Date of termination of appointment	29	05	2007

as director X as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME

*Style / Title	MR
*Honours etc	
Forename(s)	NICHOLAS JAMES
Surname	STOBBS

	Day	Month	Year
† Date of Birth	11	03	1960

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** 13/6/7

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000
DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Laserform International 02/00

LFM GROUP
LASERFORM

Please complete in typescript, or in bold black capitals.

CHFP025

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 3157344

Company Name in full MONEYSUPERMARKET.COM FINANCIAL GROUP LIMITED

	Day	Month	Year
Date of termination of appointment	30	05	2007

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title MR *Honours etc

Forename(s) SEAN

Surname HORNSBY

	Day	Month	Year
† Date of Birth	26	12	1961

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** 13/6/07

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Laserform International 02/00

13/06/2007 11:33 01244398753

LFM GROUP LASERFORM

Please complete in typescript, or in bold black capitals.

CHFP025

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 3157344

Company Name in full MONEYSUPERMARKET.COM FINANCIAL GROUP LIMITED

	Day	Month	Year
Date of termination of appointment	29	05	2007

as director X as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title MR *Honours etc

Forename(s) RICHARD

Surname MASON

	Day	Month	Year
† Date of Birth	02	04	1963

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** 13/6/7

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7374 8000

DX number 28 DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Laserform International 02/00

END

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